新世界發展有限公司
New World Development Company Limited

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

October 21, 2002

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Annual Results Announcement 2001/2002 dated October 18, 2002 of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Annual Results Announcement 2001/2002

RESULTS

The audited consolidated results for the year ended 30 June 2002 are as follows:

Consolidated profit and loss account

	Note	2002 HK$m	As restated 2001 HK$m
Turnover	1	22,874.6	24,382.4
Cost of sales		(15,623.7)	(18,038.7)
Gross profit		7,250.9	6,343.7
Other revenues		93.4	34.5
Other (charge)/income	2	(774.2)	(1,079.4)
Selling and marketing expenses		(423.7)	(432.7)
Administrative expenses		(1,144.1)	(1,243.1)
Other operating expenses		(1,899.7)	(1,852.3)
Operating profit before financing costs and income	1	3,102.6	1,770.7
Financing costs		(2,017.7)	(2,451.2)
Financing income		615.1	912.7
Operating profit	3	1,700.0	232.2
Share of results of			
Associated companies		250.5	307.1
Jointly controlled entities		314.6	578.4
Profit before taxation		2,265.1	1,117.7
Taxation	4	(524.7)	(494.9)
Profit after taxation		1,740.4	622.8
Minority interests		(465.0)	(576.4)
Profit attributable to shareholders		1,275.4	46.4
Dividends			
Interim paid HK$0.10 per share (2001 – HK$0.10)		214.9	212.3
Proposed final HK$0.10 per share (2001 – HK$0.10)		216.6	213.4
		431.5	425.7
Earnings per share – Basic	5	HK$0.60	HK$0.02
Dividends per share for the year		HK$0.20	HK$0.20

Notes:

1. **Segment information**

The Group's turnover and contribution from operations are analysed as follows:

a **Business segments**

	Rental HK$m	Property sales HK$m	Construction and engineering HK$m	Hotel and restaurant HK$m	Infra-structure HK$m	Telecom-munications HK$m	Others HK$m	Elimin-ations HK$m	Consolidated HK$m
Year 2002									
External sales	1,489.4	4,308.6	6,881.2	1,621.9	676.1	2,554.8	5,342.6	-	22,874.6
Intra-segment sales	123.1	-	1,314.3	-	-	6.7	123.6	(1,567.7)	-
Total turnover	1,612.5	4,308.6	8,195.5	1,621.9	676.1	2,561.5	5,466.2	(1,567.7)	22,874.6
Segment results	777.1	2,250.9	392.4	325.3	197.3	23.7	355.8		4,362.5
Other (charge)/income	(102.9)	(903.4)	-	(43.5)	(55.3)	191.3	139.6		(774.2)
Unallocated corporate expenses									(485.7)
Operating profit before financing costs and income									3,102.6
Year 2001									
External sales	1,507.6	4,836.4	7,198.0	2,571.8	788.1	2,922.8	4,495.7	-	24,382.4
Intra-segment sales	208.4	-	1,318.8	-	-	6.9	129.0	(1,663.1)	-
Total turnover	1,716.0	4,836.4	8,516.8	2,571.8	788.1	2,929.7	4,624.7	(1,663.1)	24,382.4
Segment results	908.7	588.2	333.1	825.9	341.5	(196.6)	527.2		3,328.0
Other (charge)/income	(40.0)	(283.6)	-	(14.1)	(562.9)	99.6	(278.4)		(1,079.4)
Unallocated corporate expenses									(477.9)
Operating profit before financing costs and income									1,770.7

b **Geographical segments**

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m
Year 2002		
Hong Kong and Southeast Asia	18,465.8	3,684.8
Mainland China	4,408.8	(582.2)
	22,874.6	3,102.6
Year 2001		
Hong Kong and Southeast Asia	20,801.7	1,478.1
Mainland China	3,580.7	292.6
	24,382.4	1,770.7

2. **Other (charge)/income**

	2002 HK$m	2001 HK$m
Amortisation of negative goodwill/(goodwill)		
Associated companies	(15.7)	-
A jointly controlled entity	(1.1)	-
Subsidiary companies	(8.5)	-
Impairment		
Fixed assets	(166.3)	-
Goodwill	(2.1)	(262.5)
Jointly controlled entities	(41.4)	-
Loss on dilution of interests in subsidiary companies	(132.3)	(22.9)
Loss on disposal of		
Associated companies	-	(426.1)
Jointly controlled entities	-	(5.5)
Other investments	(2.1)	(194.2)
Subsidiary companies	(51.7)	(8.4)
Profit on disposal of		
Associated companies	4.7	121.2
Jointly controlled entities	134.9	99.4
Other investments	201.0	182.4
Subsidiary companies	492.1	65.3
Profit on repurchase of convertible bonds	-	1.8
Surplus on liquidation of subsidiary companies	-	7.7
Surplus on liquidation of an associated company	-	1.8
Provision for advances to joint ventures	(535.4)	(312.6)
Provision for diminution in value of properties held for sale	(325.6)	(221.7)
Provision for investment in		
An associated company	(37.3)	-
A joint development project	(75.0)	(40.0)
Jointly controlled entities	(67.7)	-
Listed shares	(59.2)	(109.7)
Unlisted shares	(189.5)	(203.9)
Write back of provision for		
Advance to an associated company	92.6	5.0
Diminution in value of properties held for sale	-	231.0
Investment in unlisted shares	-	12.5
	(774.2)	(1,079.4)

3. **Operating profit**

Operating profit of the Group is arrived at after charging the following:

	2002 HK$m	2001 HK$m
Cost of inventories sold	4,028.5	5,894.0
Depreciation	1,174.2	1,048.0

4. **Taxation**

Hong Kong profits tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

	2002 HK$m	2001 HK$m
Company and subsidiary companies		
Hong Kong profits tax	256.4	249.8
Overseas taxation	45.5	38.7
Deferred taxation	38.6	6.5
Associated companies		
Hong Kong profits tax	68.6	71.1
Overseas taxation	6.4	42.1
Jointly controlled entities		
Hong Kong profits tax	43.0	29.5
Overseas taxation	57.0	57.2
Deferred taxation	9.2	-
	524.7	494.9

5. **Earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$1,275.4 million (2001 as restated: HK$46.4 million) and the weighted average number of 2,142.3 million (2001: 2,119.0 million) shares in issue during the year.

No dilution effect was resulted on the earnings per share for the current year and the previous year after taking into account the potential dilutive effect of the conversion of the outstanding convertible bonds.

6. **Comparative figures**

Due to the adoption of revised and new Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants during the year, the presentation of the consolidated profit and loss account has been revised to comply with the new requirements. Accordingly certain comparative figures have been adjusted and reclassified to conform with the current year's presentation.

DIVIDENDS

The Directors have resolved to recommend total final dividend of HK$0.10 per share (2001: HK$0.10 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.09 per share with a cash option to shareholders registered on 26 November 2002. Together with the interim dividend of HK$0.10 per share paid in June 2002 total distribution for 2002 would thus be HK$0.20 per share (2001: HK$0.20 per share).

Subject to the Listing Committee of the Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.10 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 29 November 2002.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	19 November 2002 to 26 November 2002
Latest time to lodge transfer with Registrar	:	4 p.m., Monday, 18 November 2002
Address of Registrar	:	Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiary companies has purchased, sold or redeemed any of the Company's shares during the year.

BUSINESS REVIEW

PROPERTY

Hong Kong Property Development

Despite a sluggish macroeconomic environment in Hong Kong, the Group's property sales were satisfactory. During the period under review, the Group recorded sales revenues of over HK$4,300 million. This sum represents proceeds from sales of residential projects including Monte Carlton and Sereno Verde Phase I, the sale of the Regent Hotel. The Group also shares the results of the sale of residential flats in Villa Carlton, Tung Chung Crescent and the Belcher's.

The Group is dedicated to delivering high-quality developments to satisfy the needs of homebuyers while maintaining stringent cost controls. In the coming financial year, the Group expects to have 8 residential projects (with various interests depicted in the table below) – comprising over 6,400 flats – ready for sale.

Projects	Location	Saleable Area (sq.ft.)	Gross No. of Units	Group's Interest (%)
Sky Tower	Kowloon City	1,500,368	2,208	20.0
Queen Street	Sheung Wan	840,000	1,148	50.0
11-15 MacDonnell Road	Mid-Level	62,780	28	33.3
2 Park Road	Mid-Level	150,280	148	100.0
King's Park	Homantin	1,000,000	700	30.0
Sereno Verde Phase II	Yuen Long	441,580	528	56.0
Seaview Crescent	Tung Chung	1,015,069	1,536	16.4
Bijou Apartments	Mongkok	76,412	171	50.0
Total		5,086,489	6,467	

The Group now has 40 property development projects with a total attributable gross floor area (GFA) of 11.7 million sq.ft.. The Group recently acquired interests in 5 projects: 440-442 Prince Edward Road West; 7-10 West End Terrace; Piper's Hill NKIL6378; Fanling Sheung Shui Town Lot No. 182; and various lots in DD51 and MTR Tseung Kwan O Station Package 1, Area 55b. Upon completion, the total GFA of these projects will exceed 3 million sq.ft..

At present, the Group's attributable agricultural land bank amounts to nearly 20 million sq. ft.. The Group plans to finalise land premium payments for the conversion of land use and/or land exchange applications for 10 residential projects with a total attributable GFA of over 3.5 million sq.ft.. The Group will be cautious when assessing new property projects acquisitions under the prevailing market conditions.

Hong Kong Property Investment

Gross rental for the Group's investment properties in Hong Kong amounted to HK$1,612.5 million, a 6% decrease. Notwithstanding the deflationary economic environment and weak consumer spending, the Group has held fast to its commitment to upgrading its investment properties to ensure they are competitive. The Group has also tried to maintain and raise occupancy of its portfolio.

New World Centre, the Group's flagship investment property, completed a major refurbishment programme of its shopping mall in mid-2001 to accommodate a diversified mix of renowned retailers. More recently, "The Amazon" (formerly known as Palace Mall) featuring the Teddy Bear Kingdom on its basement level. With the opening of the Teddy Bear Kingdom in August 2002, the pedestrian traffic flow has increased substantially. New tenants were secured as a result and occupancy is expected to improve in the coming year.

During the year, despite the ample supply of office space in Central and neighbouring areas, New World Tower and Manning House achieved near 90% occupancy while the Methodist House was almost 80% leased. The Group's major shopping malls – including Discovery Park Shopping Mall, Telford Plaza and Pearl City – all attained virtually full occupancy.

Annual Results Announcement 2001/2002

As part of its continuing efforts to improve the value of its portfolio, the Group is upgrading facilities and enhancing its image of investment properties. Two major new projects include the multi-purpose complex in Hanoi Road and the extension of the New World Centre in Tsim Sha Tsui. The Hanoi Road project is adjacent to the planned KCR and MTR underground interchanges. When completed, the two projects will have a total GFA of about 2 million sq. ft. and the Group's properties in Tsim Sha Tsui will all be interconnected by passenger subways.

Hotels and Restaurants

The Group now has a total of 16 hotels in Hong Kong, Mainland China and Southeast Asia. Contributions from the Group's hotels have dropped due to the sale of the Regent in August 2001 and drop in room rates for some hotels.

The Group's 3 hotels in Hong Kong, including the Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel, maintained stable occupancy. This was due to the fall in overseas business travellers after the September 11 event being offset by the increase in tourist arrivals from Mainland China.

The Group's 4 hotels in Southeast Asia – New World Renaissance Hotel in Makati, New World Hotel and Renaissance Riverside Hotel in Ho Chi Minh City and New World Renaissance Hotel in Kuala Lumpur- all have achieved an improvement in occupancy during the year. The Group's 9 hotels in Mainland China recorded an increase in operating profit and occupancy rates, reflecting the country's steady economic growth and the early benefits accruing from China's accession to the World Trade Organization ("WTO").

China Property

New World China Land Limited ("NWCL"), the Group's 70%-owned PRC property arm, recorded a profit attributable to shareholders of HK$137.1 million.

NWCL proposed a first-time dividend of HK$ 0.02 per share with continued increase in cash flow. NWCL's property portfolio currently comprises 39 major development projects across 19 cities with a total GFA of 189 million sq. ft. and 10 completed investment properties comprising hotels, offices, shopping malls and resorts with a total GFA of over 5.3 million sq. ft..

During the year, NWCL completed 17 property development projects with a total GFA of 10.25 million sq.ft. in 11 cities. The majority of these projects are residential and strong sales were recorded during the year. In FY2003, NWCL will complete 19 property development projects in 12 cities with a total GFA of 11.9 million sq. ft.. With the increase in completion of development properties, the marketplace is seeing compelling evidence of our ability to deliver quality projects and our brand is becoming increasingly recognised.

In the next financial year, 4 investment projects with a total GFA of 4.4 million sq.ft. are scheduled to be completed of which 2 of them are located in Shanghai – Hong Kong New World Tower and Ramada Plaza which are scheduled for completion by the end of 2002. Together with Nanjing New World Centre and Dalian New World Centre Phase II, both of which are set for completion in FY2003, they will significantly enhance the Group's rental income.

INFRASTRUCTURE

In the financial year ended 30 June 2002, New World Infrastructure Limited ("NWI"), affected mainly by the following two factors, recorded a loss of HK$148.4 million as compared to the prior year's HK$94.1 million (as restated due to the impairment loss on goodwill previously written-off to reserves now adjusted in the profit and loss account).

Firstly, Attributable Operating Profit ("AOP") decreased by HK$283.6 million to HK$874.2 million. The reduction in AOP came mainly from the Bridge Segment and Energy Segment, which accounted for HK$404.4 million of the AOP as compared to HK$618.9 million in FY2001. The attributable operating loss of Telecommunications Media Technology ("TMT") Segment amounted to HK$102.4 million, an increase of HK$69.1 million over FY2001.

Secondly, non-recurring items comprising mainly impairment losses and provision for diminution in value of certain investments amounted to HK$331.1 million. The total non-recurring losses were offset by the profit on disposal of a 9.75% effective interest in Asia Container Terminals Limited, the joint developer of Container Terminal No. 9, which amounted to HK$135.5 million.

SERVICES

New World Services Limited ("NWS"), the Group's 51%-owned service arm, reported a 3.6% increase in net profit to HK$848.7 million. During the year, all operations (Contracting and Engineering, Facilities, Transport, Financial and Environmental) faced a difficult economic environment throughout the year. Nevertheless, it achieved a net profit margin of 7.3% despite the highly competitive nature of the services industry. The diversity of its operations has helped NWS weather the economic downturn, with subsidiaries that post growth compensating for businesses facing difficulties. This synergy helps to provide stability in maintaining profitability.

Contracting and Engineering

Despite the depressed construction market in Hong Kong, the Contracting and Engineering operation reported a 7.8% increase in profit, mainly attributable to the successful cost control measures implemented during the year. The operation has also been successful in securing many new contracts. To further enhance its competitiveness, the operation is seeking to tap new opportunities in Mainland China through strategic alliances with local contracting companies. In response to increased competition, the operation will continue to focus on quality and training.

Facilities

The impact of the September 11 event led to a lower occupancy at the Hong Kong Convention and Exhibition Centre ("HKCEC"). To maintain profitability, efforts are underway to attract international organisers and to boost the HKCEC's exhibition portfolio.

The other facilities businesses – property management as well as security and guarding – reported lower margins under the current economic environment. Nonetheless, Urban Property Management Limited recorded increased turnover and maintained its position as Hong Kong's market leader in property management. This operation continues to strive for service excellence through training while focusing on Government outsourcing opportunities.

Transport

The Transport operation achieved stable growth in turnover and improved profitability due to vigorous cost-saving measures, falling fuel prices and declining interest rates. During the year, New World First Bus ("NWFB") continued to expand its network. With the successful addition of 8 new routes, including 4 new routes serving Tseung Kwan O new town, NWFB operated a total of 100 routes as at 30 June 2002.

Financial and Environmental Services

These 2 operations provide an extremely wide range of services spanning from landscape design, maintenance services, landfill technology to integrated financial services. In January 2002, the Financial services operation acquired Tengis Limited through Tricor Holdings Limited, which is under the process of being merged with Secretaries Limited to allow for greater cost savings and more efficient use of resources. NWS has a 23% equity interest in such investment. Both operations recorded moderate earnings growth during the year.

TELECOMMUNICATIONS

New World Mobility

It has been a successful year for New World Mobility ("NWM"). A strong emphasis on cost control, high network efficiency and continuing service quality enabled NWM to achieve a net profit. The subscriber base as at June 2002 exceeded 720,000, with a gross ARPU (Average Revenue Per User) of HK$260. As of now the subscriber base has climbed to 770,000.

The introduction of a series of customer-oriented services and innovative applications successfully expanded NWM's revenue sources. These include a service for downloading logos and ringtones, a movie ticketing service, and the provision of financial information and mobile games. Despite a highly competitive environment, the market responded enthusiastically.

As an ongoing service strategy, NWM will continue to work with third party content providers to provide innovative and customer-oriented services to different user segments. Meanwhile, NWM is ready to introduce more high-speed 2.5G mobile communications services, such as the upcoming launch of the first-to-market videostreaming services using 2.5G technology scheduled for the third quarter of 2002.

New World Telephone

Leveraging its expanded market coverage and improved network infrastructure, New World Telephone ("NWT") fixed-line service now covers over 5,500 buildings or over 1 million homes. In the past year, the number of lines grew to 102,000, an improvement of more than 100%. During the year, NWT was the first FTNS operator in Hong Kong to enter into a bilateral agreement with China Telecom to deploy an MPLS-based IP-VPN (Virtual Private Network) service, a technology powered by Cisco Systems. NWT is taking the lead in the MPLS-based IP-VPN market.

As part of its regional expansion plan, NWT now has 23 bilateral partners, an increase from 17 in the previous year. All these partners are renowned carriers. NWT has also extended its capability to provide international voice and data services through investments in a range of global submarine cable systems, including APCN, APCN-2, FLAG-FNAL, Japan-US CN, China-US CN, Sea-Me-We-3, EAC and PC-1.

During the year, NWT established a strategic marketing network in key cities in Mainland China and Vietnam ensuring that NWT is now well positioned to capture the significant revenue opportunities expected to arise throughout the Greater China region and beyond following China's successful WTO accession.

Meanwhile, NWT continues to strengthen its brand in Hong Kong's IDD market. It has successfully sustained market share at 15% with traffic now standing at 521 million minutes, a growth of 11% over the previous year. More importantly, NWT maintained its leadership in prepaid calling cards with a 41% market share.

STRATEGIC BUSINESSES

New World Department Store

As at the end of June 2002, New World Department Stores Limited ("NWDS") had 13 department stores and 4 supermarkets with a total GFA of over 3.9 million sq. ft. in Hong Kong and 8 cities in Mainland China. During the year under review, NWDS opened 4 department stores namely Shanghai – Hong Kong New World Department Store, Wuhan Trendy Plaza, Shanghai Xinning Trendy Plaza and Shanghai New World Supermarket. We also commenced management of Tianjin New World Xin An Shopping Centre. Total sales at these stores during the year amounted to HK$1,902 million. Even excluding the new stores, the total sales increase over the previous year was 26%.

New World China Enterprises Projects Limited

Through New World China Enterprises Projects Limited ("NWCEP"), the Group invests in 4 core business sectors in Mainland China: healthcare, consumer products, building materials, and automotive mid-stream and down-stream services. NWCEP is also the project manager for New World Liberty China Ventures Limited, established in December 2000 as a strategic alliance with Liberty Mutual Group of the United States and other investors.

CORPORATE FINANCE

As at 30 June 2002, the Group's cash and bank deposits decreased from last year's HK$9,809.6 million to HK$7,093.9 million. Its consolidated net debt amounted to HK$30,135.0 million (2001: HK$ 27,332.1 million), translating into a gearing ratio of 56% (FY2001: 47%).

As at 30 June 2002, less than one-third of the total outstanding loans were secured by the Group's assets.

Amount of debt due within the FY2003 amounts to HK$17,058.9 million. Our cash on hand as of 30 Jun 2002 was HK$7,093.9 million and a syndicated term loan of HK$3,130 million was closed in August 2002. These, together with the operating cash inflow and the remaining undrawn banking facilities, would enable the Group to satisfy its commitments and working capital requirements.

Over 77% (FY2001: 82%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and convertible bonds. The interest cover was 1.8 times as compared to 1.1 times in FY2001.

Other than the above mentioned, the information which requires disclosure under paragraphs 32 and 45(2) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange has not changed materially from those published in the report and accounts for the year ended 30 June 2001.

EMPLOYEES

The Group has over 26,100 employees at 30 June 2002, compared to 25,800 at 30 June 2001. Remuneration policies are reviewed yearly. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWI and NWCL, options may be granted to certain directors of the Company and certain employees of the Group to subscribe for shares in NWI and/or NWCL at HK$10.2 and HK$12.0 for NWI and HK$1.955 for NWCL.

OUTLOOK

Despite the global economic slowdown, Mainland China remains a market with unprecedented potential. For many years now it has been one of the fastest-growing regions in the world. Hong Kong is uniquely positioned as the best place to integrate itself with the fast-growing Pearl River Delta and to capitalize on the opening up of Mainland China's economy and markets. With the Group's firm establishment in Hong Kong and Mainland China, we have a major competitive advantage in terms of being able to grasp future opportunities to benefit our growth.

The Group will continue to strengthen operations within its four core divisions of Property, Infrastructure, Services and Telecommunications in Hong Kong and Mainland China. This diversity gives us multiple earnings streams to mitigate the impact of periodic economic fluctuation.

With an historic low interest rate environment and much improved affordability, together with more market-driven Government housing policy, the property market in Hong Kong is expected to improve. The Group expects to launch more residential units to the market in the coming year with the aim to generate stronger cash flow from property sales to the Group.

In Mainland China, the Group has achieved encouraging sales of its property projects. The Group expects to see increased contribution from its Mainland China property operations in coming years with the increase in completion of property projects.

With well-established positions in their respective fields, the Group will continue to strengthen its service and infrastructure businesses by growing market share and pursuing growth opportunities.

The Group's telecommunications businesses have started to bear fruit with both the mobile and fixed network businesses showing encouraging results. We will enhance our competitiveness by putting strong emphasis on providing innovative and customer-oriented services.

With each business now having gained clear momentum and scale, the Group is assured with solid and sustainable earnings in the years to come despite the uncertainties in the global economy.

DETAILED RESULTS ANNOUNCEMENTS

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 18 October 2002

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 26 November 2002 at 12:00 noon for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2002.
2. To declare a final dividend.
3. To re-elect Directors and authorise the Directors to fix their remuneration.
4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary
Hong Kong, 18 October 2002

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of the member. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).
3. The register of members of the Company will be closed from 19 November 2002, Tuesday to 26 November 2002, Tuesday, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 18 November 2002, Monday.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Annual Results Announcement 2001/2002

RESULTS

The audited consolidated results for the year ended 30 June 2002 are as follows:

Consolidated profit and loss account

	Note	2002 HK$m	As restated 2001 HK$m
Turnover	1	22,874.6	24,382.4
Cost of sales		(15,623.7)	(18,038.7)
Gross profit		7,250.9	6,343.7
Other revenues		93.4	34.5
Other (charge)/income	2	(774.2)	(1,079.4)
Selling and marketing expenses		(423.7)	(432.7)
Administrative expenses		(1,144.1)	(1,243.1)
Other operating expenses		(1,899.7)	(1,852.3)
Operating profit before financing costs and income	1	3,102.6	1,770.7
Financing costs		(2,017.7)	(2,451.2)
Financing income		615.1	912.7
Operating profit	3	1,700.0	232.2
Share of results of			
Associated companies		250.5	307.1
Jointly controlled entities		314.6	578.4
Profit before taxation		2,265.1	1,117.7
Taxation	4	(524.7)	(494.9)
Profit after taxation		1,740.4	622.8
Minority interests		(465.0)	(576.4)
Profit attributable to shareholders		1,275.4	46.4
Dividends			
Interim paid HK$0.10 per share (2001 – HK$0.10)		214.9	212.3
Proposed final HK$0.10 per share (2001 – HK$0.10)		216.6	213.4
		431.5	425.7
Earnings per share – Basic	5	HK$0.60	HK$0.02
Dividends per share for the year		HK$0.20	HK$0.20

Notes:

1. Segment information

The Group's turnover and contribution from operations are analysed as follows:

a Business segments

	Rental HK$m	Property sales HK$m	Construction and engineering HK$m	Hotel and restaurant HK$m	Infra-structure HK$m	Telecom-munications HK$m	Others HK$m	Elimin-ations HK$m	Consolidated HK$m
Year 2002									
External sales	1,489.4	4,308.6	6,881.2	1,621.9	676.1	2,554.8	5,342.6	–	22,874.6
Intra-segment sales	123.1	–	1,314.3	–	–	6.7	123.6	(1,567.7)	–
Total turnover	1,612.5	4,308.6	8,195.5	1,621.9	676.1	2,561.5	5,466.2	(1,567.7)	22,874.6
Segment results	777.1	2,250.9	392.4	325.3	197.3	23.7	395.8		4,362.5
Other (charge)/income	(102.8)	(903.4)	–	(43.5)	(66.3)	191.3	139.6		(774.2)
Unallocated corporate expenses									(485.7)
Operating profit before financing costs and income									3,102.6
Year 2001									
External sales	1,507.6	4,898.4	7,193.0	2,571.8	788.1	2,922.8	4,495.7	–	24,382.4
Intra-segment sales	208.4	–	1,318.8	–	–	6.9	129.0	(1,663.1)	–
Total turnover	1,716.0	4,898.4	8,511.8	2,571.8	788.1	2,929.7	4,624.7	(1,663.1)	24,382.4
Segment results	908.7	588.2	333.1	825.9	341.5	(196.6)	527.2		3,328.0
Other (charge)/income	(40.0)	(283.6)	–	(14.1)	(562.9)	99.6	(278.4)		(1,079.4)
Unallocated corporate expenses									(477.9)
Operating profit before financing costs and income									1,770.7

b Geographical segments

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m
Year 2002		
Hong Kong and Southeast Asia	18,465.8	3,684.8
Mainland China	4,408.8	(582.2)
	22,874.6	3,102.6
Year 2001		
Hong Kong and Southeast Asia	20,801.7	1,478.1
Mainland China	3,580.7	292.6
	24,382.4	1,770.7

2. Other (charge)/income

	2002 HK$m	2001 HK$m
Amortisation of negative goodwill/(goodwill)		
Associated companies	15.7	–
A jointly controlled entity	(1.1)	–
Subsidiary companies	(8.5)	–
Impairment		
Fixed assets	(166.3)	–
Goodwill	(2.1)	(262.5)
Jointly controlled entities	(41.4)	–
Loss on dilution of interests in subsidiary companies	(132.3)	(22.9)
Loss on disposal of		
Associated companies		(426.1)
Jointly controlled entities		(5.5)
Other investments	(2.1)	(194.2)
Subsidiary companies	(51.7)	(8.4)
Profit on disposal of		
Associated companies	4.7	121.2
Jointly controlled entities	114.9	99.4
Other investments	201.0	182.4
Subsidiary companies	492.1	65.3
Profit on repurchase of convertible bonds		1.8
Surplus on liquidation of subsidiary companies		7.7
Surplus on liquidation of an associated company		1.8
Provision for advances to joint ventures	(535.4)	(312.6)
Provision for diminution in value of properties held for sale	(325.6)	(221.7)
Provision for investment in		
An associated company	(37.3)	–
A joint development project	(75.0)	(40.0)
Jointly controlled entities	(67.7)	–
Listed shares	(59.2)	(109.7)
Unlisted shares	(189.5)	(203.9)
Write back of provision for		
Advance to an associated company	92.6	5.0
Diminution in value of properties held for sale		231.0
Investment in unlisted shares		12.5
	(774.2)	(1,079.4)

3. Operating profit

Operating profit of the Group is arrived at after charging the following:

	2002 HK$m	2001 HK$m
Cost of inventories sold	4,028.5	5,894.0
Depreciation	1,174.2	1,048.0

4. Taxation

Hong Kong profits tax is provided at the rate of 15% (2001: 16%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

	2002 HK$m	2001 HK$m
Company and subsidiary companies		
Hong Kong profits tax	256.4	249.8
Overseas taxation	45.5	38.7
Deferred taxation	38.1	6.5
Associated companies		
Hong Kong profits tax	68.6	71.1
Overseas taxation	6.4	42.1
Jointly controlled entities		
Hong Kong profits tax	43.0	29.5
Overseas taxation	57.0	57.2
Deferred taxation	9.7	–
	524.7	494.9

5. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$1,275.4 million (2001 as restated: HK$46.4 million) and the weighted average number of 2,142.3 million (2001: 2,119.0 million) shares in issue during the year.

No dilution effect was resulted on the earnings per share for the current year and the previous year after taking into account the potential dilutive effect of the conversion of the outstanding convertible bonds.

6. Comparative figures

Due to the adoption of revised and new Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants during the year, the presentation of the consolidated profit and loss account has been revised to comply with the new requirements. Accordingly certain comparative figures have been adjusted and reclassified to conform with the current year's presentation.

DIVIDENDS

The Directors have resolved to recommend total final dividend of HK$0.10 per share (2001: HK$0.10 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.09 per share with a cash option to shareholders registered on 26 November 2002. Together with the interim dividend of HK$0.10 per share paid in June 2002 total distribution for 2002 would thus be HK$0.20 per share (2001: HK$0.20 per share).

Subject to the Listing Committee of the Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.10 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 26 November 2002.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	19 November 2002 to 26 November 2002
Latest time to lodge transfer with Registrar	:	4 p.m., Monday, 18 November 2002
Address of Registrar	:	Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiary companies has purchased, sold or redeemed any of the Company's shares during the year.

BUSINESS REVIEW

PROPERTY

Hong Kong Property Development

Despite a sluggish macroeconomic environment in Hong Kong, the Group's property sales were satisfactory. During the period under review, the Group recorded sales revenues of over HK$4,300 million. This sum represents proceeds from sales of residential projects including Monte Carlton and Sereno Verde Phase I, the sale of the Regent Hotel. The Group also shares the results of the sale of residential flats in Villa Carlton, Tung Chung Crescent and the Belcher's.

The Group is dedicated to delivering high-quality developments to satisfy the needs of homebuyers while maintaining stringent cost controls. In the coming financial year, the Group expects to have 8 residential projects (with various interests depicted in the table below) – comprising over 6,400 flats – ready for sale.

Projects	Location	Saleable Area (sq.ft.)	Gross No. of Units	Group's Interest (%)
Sky Tower	Kowloon City	1,500,388	2,208	20.0
Queen Street	Sheung Wan	840,000	1,148	50.0
11-15 MacDonnell Road	Mid-Level	62,780	28	33.3
2 Park Road	Mid-Level	150,260	148	100.0
King's Park	Homantin	1,000,000	700	30.0
Sereno Verde Phase II	Yuen Long	441,580	528	56.0
Seaview Crescent	Tung Chung	1,015,069	1,536	16.4
Bijou Apartments	Mongkok	76,412	171	50.0
Total		5,086,489	6,467	

The Group now has 40 property development projects with a total attributable gross floor area (GFA) of 11.7 million sq.ft.. The Group recently acquired interests in 5 projects: 440-442 Prince Edward Road West; 7-10 West End Terrace; Piper's Hill NKIL6378; Fanling Sheung Shui Town Lot No. 182; and various lots in DD51 and MTR Tseung Kwan O Station Package 1, Area 55b. Upon completion, the total GFA of these projects will exceed 3 million sq.ft..

At present, the Group's attributable agricultural land bank amounts to nearly 20 million sq. ft.. The Group plans to finalise land premium payments for the conversion of land use and/or land exchange applications for 10 residential projects with a total attributable GFA of over 3.5 million sq.ft.. The Group will be cautious when assessing new property projects acquisitions under the prevailing market conditions.

Hong Kong Property Investment

Gross rental for the Group's investment properties in Hong Kong amounted to HK$1,612.5 million, a 6% decrease. Notwithstanding the deflationary economic environment and weak consumer spending, the Group has held fast to its commitment to upgrading its investment properties to ensure they are competitive. The Group has also tried to maintain and raise occupancy of its portfolio.

New World Centre, the Group's flagship investment property, completed a major refurbishment programme of its shopping mall in mid-2001 to accommodate a diversified mix of renowned retailers. More recently, "The Amazon" (formerly known as Palace Mall) featuring the Teddy Bear Kingdom on its basement level. With the opening of the Teddy Bear Kingdom in August 2002, the pedestrian traffic flow has increased substantially. New tenants were secured as a result and occupancy is expected to improve in the coming year.

During the year, despite the ample supply of office space in Central and neighbouring areas, New World Tower and Manning House achieved near 90% occupancy while the Methodist House was almost 80% leased. The Group's major shopping malls – including Discovery Park Shopping Mall, Telford Plaza and Pearl City – all attained virtually full occupancy.

Annual Results Announcement 2001/2002

As part of its continuing efforts to improve the value of its portfolio, the Group is upgrading facilities and enhancing its image of investment properties. Two major new projects include the multi-purpose complex in Hanoi Road and the extension of the New World Centre in Tsim Sha Tsui. The Hanoi Road project is adjacent to the planned KCR and MTR underground interchanges. When completed, the two projects will have a total GFA of about 2 million sq. ft. and the Group's properties in Tsim Sha Tsui will all be interconnected by passenger subways.

Hotels and Restaurants

The Group now has a total of 16 hotels in Hong Kong, Mainland China and Southeast Asia. Contributions from the Group's hotels have dropped due to the sale of the Regent in August 2001 and drop in room rates for some hotels.

The Group's 3 hotels in Hong Kong, including the Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel, maintained stable occupancy. This was due to the fall in overseas business travellers after the September 11 event being offset by the increase in tourist arrivals from Mainland China.

The Group's 4 hotels in Southeast Asia – New World Renaissance Hotel in Makati, New World Hotel and Renaissance Riverside Hotel in Ho Chi Minh City and New World Renaissance Hotel in Kuala Lumpur- all have achieved an improvement in occupancy during the year. The Group's 9 hotels in Mainland China recorded an increase in operating profit and occupancy rates, reflecting the country's steady economic growth and the early benefits accruing from China's accession to the World Trade Organization ("WTO").

China Property

New World China Land Limited ("NWCL"), the Group's 70%-owned PRC property arm, recorded a profit attributable to shareholders of HK$137.1 million.

NWCL proposed a first-time dividend of HK$ 0.02 per share with continued increase in cash flow. NWCL's property portfolio currently comprises 39 major development projects across 19 cities with a total GFA of 189 million sq. ft. and 10 completed investment properties comprising hotels, offices, shopping malls and resorts with a total GFA of over 5.3 million sq. ft..

During the year, NWCL completed 17 property development projects with a total GFA of 10.25 million sq.ft. in 11 cities. The majority of these projects are residential and strong sales were recorded during the year. In FY2003, NWCL will complete 19 property development projects in 12 cities with a total GFA of 11.9 million sq. ft.. With the increase in completion of development properties, the marketplace is seeing compelling evidence of our ability to deliver quality projects and our brand is becoming increasingly recognised.

In the next financial year, 4 investment projects with a total GFA of 4.4 million sq.ft. are scheduled to be completed of which 2 of them are located in Shanghai – Hong Kong New World Tower and Ramada Plaza which are scheduled for completion by the end of 2002. Together with Nanjing New World Centre and Dalian New World Centre Phase II, both of which are set for completion in FY2003, they will significantly enhance the Group's rental income.

INFRASTRUCTURE

In the financial year ended 30 June 2002, New World Infrastructure Limited ("NWI"), affected mainly by the following two factors, recorded a loss of HK$148.4 million as compared to the prior year's HK$94.1 million (as restated due to the impairment loss on goodwill previously written-off to reserves now adjusted in the profit and loss account).

Firstly, Attributable Operating Profit ("AOP") decreased by HK$283.8 million to HK$874.2 million. The reduction in AOP came mainly from the Bridge Segment and Energy Segment, which accounted for HK$404.4 million of the AOP as compared to HK$618.9 million in FY2001. The attributable operating loss of Telecommunications Media Technology ("TMT") Segment amounted to HK$102.4 million, an increase of HK$69.1 million over FY2001.

Secondly, non-recurring items comprising mainly impairment losses and provision for diminution in value of certain investments amounted to HK$331.1 million. The total non-recurring losses were offset by the profit on disposal of a 9.75% effective interest in Asia Container Terminals Limited, the joint developer of Container Terminal No. 9, which amounted to HK$135.5 million.

SERVICES

New World Services Limited ("NWS"), the Group's 51%-owned service arm, reported a 3.8% increase in net profit to HK$848.7 million. During the year, all operations (Contracting and Engineering, Facilities, Transport, Financial and Environmental) faced a difficult economic environment throughout the year. Nevertheless, it achieved a net profit margin of 7.3% despite the highly competitive nature of the services industry. The diversity of its operations has helped NWS weather the economic downturn, with subsidiaries that post growth compensating for businesses facing difficulties. This synergy helps to provide stability in maintaining profitability.

Contracting and Engineering

Despite the depressed construction market in Hong Kong, the Contracting and Engineering operation reported a 7.8% increase in profit, mainly attributable to the successful cost control measures implemented during the year. The operation has also been successful in securing many new contracts. To further enhance its competitiveness, the operation is seeking to tap new opportunities in Mainland China through strategic alliances with local contracting companies. In response to increased competition, the operation will continue to focus on quality and training.

Facilities

The impact of the September 11 event led to a lower occupancy at the Hong Kong Convention and Exhibition Centre ("HKCEC"). To maintain profitability, efforts are underway to attract international organisers and to boost the HKCEC's exhibition portfolio.

The other facilities businesses – property management as well as security and guarding – reported lower margins under the current economic environment. Nonetheless, Urban Property Management Limited recorded increased turnover and maintained its position as Hong Kong's market leader in property management. This operation continues to strive for service excellence through training while focusing on Government outsourcing opportunities.

Transport

The Transport operation achieved stable growth in turnover and improved profitability due to vigorous cost-saving measures, falling fuel prices and declining interest rates. During the year, New World First Bus ("NWFB") continued to expand its network. With the successful addition of 8 new routes, including 4 new routes serving Tseung Kwan O new town, NWFB operated a total of 100 routes as at 30 June 2002.

Financial and Environmental Services

These 2 operations provide an extremely wide range of services spanning from landscape design, maintenance services, landfill technology to integrated financial services. In January 2002, the Financial services operation acquired Tengis Limited through Tricor Holdings Limited, which is under the process of being merged with Secretaries Limited to allow for greater cost savings and more efficient use of resources. NWS has a 23% equity interest in such investment. Both operations recorded moderate earnings growth during the year.

TELECOMMUNICATIONS

New World Mobility

It has been a successful year for New World Mobility ("NWM"). A strong emphasis on cost control, high network efficiency and continuing service quality enabled NWM to achieve a net profit. The subscriber base as at June 2002 exceeded 720,000, with a gross ARPU (Average Revenue Per User) of HK$260. As of now the subscriber base has climbed to 770,000.

The introduction of a series of customer-oriented services and innovative applications successfully expanded NWM's revenue sources. These include a service for downloading logos and ringtones, a movie ticketing service, and the provision of financial information and mobile games. Despite a highly competitive environment, the market responded enthusiastically.

As an ongoing service strategy, NWM will continue to work with third party content providers to provide innovative and customer-oriented services to different user segments. Meanwhile, NWM is ready to introduce more high-speed 2.5G mobile communications services, such as the upcoming launch of the first-to-market videostreaming services using 2.5G technology scheduled for the third quarter of 2002.

New World Telephone

Leveraging its expanded market coverage and improved network infrastructure, New World Telephone ("NWT") fixed-line service now covers over 5,500 buildings or over 1 million homes. In the past year, the number of lines grew to 102,000, an improvement of more than 100%. During the year, NWT was the first FTNS operator in Hong Kong to enter into a bilateral agreement with China Telecom to deploy an MPLS-based IP-VPN (Virtual Private Network) service, a technology powered by Cisco Systems. NWT is taking the lead in the MPLS-based IP-VPN market.

As part of its regional expansion plan, NWT now has 23 bilateral partners, an increase from 17 in the previous year. All these partners are renowned carriers. NWT has also extended its capability to provide international voice and data services through investments in a range of global submarine cable systems, including APCN, APCN-2, FLAG-FNAL, Japan-US CN, China-US CN, Sea-Me-We-3, EAC and PC-1.

During the year, NWT established a strategic marketing network in key cities in Mainland China and Vietnam ensuring that NWT is now well positioned to capture the significant revenue opportunities expected to arise throughout the Greater China region and beyond following China's successful WTO accession.

Meanwhile, NWT continues to strengthen its brand in Hong Kong's IDD market. It has successfully sustained market share at 15% with traffic now standing at 521 million minutes, a growth of 11% over the previous year. More importantly, NWT maintained its leadership in prepaid calling cards with a 41% market share.

STRATEGIC BUSINESSES

New World Department Store

As at the end of June 2002, New World Department Stores Limited ("NWDS") had 13 department stores and 4 supermarkets with a total GFA of over 3.9 million sq. ft. in Hong Kong and 8 cities in Mainland China. During the year under review, NWDS opened 4 department stores namely Shanghai – Hong Kong New World Department Store, Wuhan Trendy Plaza, Shanghai Xinning Trendy Plaza and Shanghai New World Supermarket. We also commenced management of Tianjin New World Xin An Shopping Centre. Total sales at these stores during the year amounted to HK$1,902 million. Even excluding the new stores, the total sales increase over the previous year was 26%.

New World China Enterprises Projects Limited

Through New World China Enterprises Projects Limited ("NWCEP"), the Group invests in 4 core business sectors in Mainland China: healthcare, consumer products, building materials, and automotive mid-stream and down-stream services. NWCEP is also the project manager for New World Liberty China Ventures Limited, established in December 2000 as a strategic alliance with Liberty Mutual Group of the United States and other investors.

CORPORATE FINANCE

As at 30 June 2002, the Group's cash and bank deposits decreased from last year's HK$9,809.6 million to HK$7,093.9 million. Its consolidated net debt amounted to HK$30,135.0 million (2001: HK$ 27,332.1 million), translating into a gearing ratio of 58% (FY2001: 47%).

As at 30 June 2002, less than one-third of the total outstanding loans were secured by the Group's assets.

Amount of debt due within the FY2003 amounts to HK$17,058.9 million. Our cash on hand as of 30 Jun 2002 was HK$7,093.9 million and a syndicated term loan of HK$3,130 million was closed in August 2002. These, together with the operating cash inflow and the remaining undrawn banking facilities, would enable the Group to satisfy its commitments and working capital requirements.

Over 77% (FY2001: 82%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and convertible bonds. The interest cover was 1.8 times as compared to 1.1 times in FY2001.

Other than the above mentioned, the information which requires disclosure under paragraphs 32 and 45(2) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange has not changed materially from those published in the report and accounts for the year ended 30 June 2001.

EMPLOYEES

The Group has over 26,100 employees at 30 June 2002, compared to 25,800 at 30 June 2001. Remuneration policies are reviewed yearly. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWI and NWCL, options may be granted to certain directors of the Company and certain employees of the Group to subscribe for shares in NWI and/or NWCL at HK$10.2 and HK$12.0 for NWI and HK$1.955 for NWCL.

OUTLOOK

Despite the global economic slowdown, Mainland China remains a market with unprecedented potential. For many years now it has been one of the fastest-growing regions in the world. Hong Kong is uniquely positioned as the best place to integrate itself with the fast-growing Pearl River Delta and to capitalize on the opening up of Mainland China's economy and markets. With the Group's firm establishment in Hong Kong and Mainland China, we have a major competitive advantage in terms of being able to grasp future opportunities to benefit our growth.

The Group will continue to strengthen operations within its four core divisions of Property, Infrastructure, Services and Telecommunications in Hong Kong and Mainland China. This diversity gives us multiple earnings streams to mitigate the impact of periodic economic fluctuation.

With an historic low interest rate environment and much improved affordability, together with more market-driven Government housing policy, the property market in Hong Kong is expected to improve. The Group expects to launch more residential units to the market in the coming year with the aim to generate stronger cash flow from property sales to the Group.

In Mainland China, the Group has achieved encouraging sales of its property projects. The Group expects to see increased contribution from its Mainland China property operations in coming years with the increase in completion of property projects.

With well-established positions in their respective fields, the Group will continue to strengthen its service and infrastructure businesses by growing market share and pursuing growth opportunities.

The Group's telecommunications businesses have started to bear fruit with both the mobile and fixed network businesses showing encouraging results. We will enhance our competitiveness by putting strong emphasis on providing innovative and customer-oriented services.

With each business now having gained clear momentum and scale, the Group is assured with solid and sustainable earnings in the years to come despite the uncertainties in the global economy.

DETAILED RESULTS ANNOUNCEMENTS

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 18 October 2002

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 26 November 2002 at 12:00 noon for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2002.
2. To declare a final dividend.
3. To re-elect Directors and authorise the Directors to fix their remuneration.
4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary
Hong Kong, 18 October 2002

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of the member. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).
3. The register of members of the Company will be closed from 19 November 2002, Tuesday to 26 November 2002, Tuesday, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 18 November 2002, Monday.

新世界發展有限公司
New World Development Company Limited

02 OCT 29 AM 10: 35

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

October 22, 2002

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated October 21, 2002 in connection with the Reorganization of New World Infrastructure Limited, Pacific Ports Company Limited and New World Services Limited, subsidiaries of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

New World Infrastructure Limited
新世界基建有限公司
(Incorporated in the Cayman Islands with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(Incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

REORGANISATION OF NEW WORLD INFRASTRUCTURE LIMITED, PACIFIC PORTS COMPANY LIMITED AND NEW WORLD SERVICES LIMITED, SUBSIDIARIES OF NEW WORLD DEVELOPMENT COMPANY LIMITED

Acquisition of Infrastructure Assets by Pacific Ports Company Limited from New World Infrastructure Limited

Acquisition of New World Services Limited by Pacific Ports Company Limited from New World Development Company Limited and others

Distribution in specie of shares in Pacific Ports Company Limited by New World Infrastructure Limited

Financial Adviser to New World Development Company Limited and New World Infrastructure Limited

MorganStanley

Joint Financial Advisers to Pacific Ports Company Limited

BOCI Asia Limited **Industrial and Commercial Bank of China (Asia) Limited**

The respective boards of directors of NWD, NWI and PPC are pleased to announce that on 21 October, 2002, agreements were entered into by NWD, NWI and PPC, which would (subject to the fulfilment of specified conditions) result in the reorganisation of the NWD Group.

Reorganisation of NWI, PPC and NWS, subsidiaries of NWD

The Reorganisation comprises:

1. acquisition of the Infrastructure Assets by PPC from NWI for an aggregate consideration (comprising cash, PPC Shares and an undertaking by PPC to pay certain liabilities of NWI) of approximately HK$10,227 million;
2. acquisition of NWS by PPC from the NWS Shareholders for a share consideration of approximately HK$10,913 million; and
3. a distribution of all PPC Distribution Shares held and to be held by NWI to its shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share.

In connection with these acquisitions, PPC will issue approximately 12,554 million Consideration Shares. The Consideration Shares will be issued at the price of HK$0.9327 per share, giving PPC an implied equity value of approximately HK$4,900 million (on a fully-diluted basis) before the Reorganisation. NWI will convert all the Preference Shares into fully-paid PPC Shares in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares. As a result of these acquisitions and conversion of the Preference Shares, PPC will issue a total of approximately 15,748 million new PPC Shares. In connection with the issue of such new PPC Shares, the PPC Board proposes to increase the authorised share capital of the company.

As at the date of this announcement, NWD has an interest of approximately 54.25% in NWI which, in turn, has an interest of 75.00% in the ordinary issued share capital of PPC. When the Reorganisation is completed, NWI will cease to hold any PPC Shares (which will instead be held directly by the NWI Shareholders once the Distribution is completed) with the result that NWD will remain the ultimate holding company of NWI and PPC and will have an interest of approximately 54.25% in NWI and approximately 52.00% in PPC. The Reorganisation is subject to, among other things, the approval of the Independent NWD Shareholders, the Independent NWI Shareholders and the Independent PPC Shareholders.

Reasons for, and Benefits of, the Reorganisation

The respective boards of directors of NWD, NWI and PPC consider the Reorganisation to be a value-enhancing opportunity for NWD, NWI and PPC and their respective shareholders. The terms of the assets acquisition agreements are the result of arm's length negotiations with reference to independent valuations.

- For NWD, the Reorganisation will bring about more efficient corporate and capital structures for the group with better alignment and utilisation of the assets and liabilities of these principal subsidiaries. Furthermore, the more streamlined and efficient corporate and capital structures of these principal subsidiaries will unlock the potential of these subsidiaries and will serve as enhanced platforms for achieving better value for the NWD Shareholders.
- For NWI, the Reorganisation will significantly reduce the company's borrowings and provide NWI Shareholders with the opportunity to own separate shareholdings in two companies, one focusing on telecommunications, media and technology businesses and the other on infrastructure, ports development and services businesses.
- For PPC, the Reorganisation will broaden and deepen the company's assets and scope of business, and PPC is expected to become one of the leading infrastructure, ports development and services companies in Hong Kong, Macau and the PRC.

Details of the Reorganisation

1. *Acquisition of the Infrastructure Assets by PPC*

Pursuant to the Infrastructure Assets Sale Agreement, subject to satisfaction and/or waiver of specified conditions, NWI will sell, and PPC will purchase, the Infrastructure Assets. The aggregate consideration payable by PPC to NWI amounts to approximately HK$10,227 million and is to be satisfied by (i) the payment of the Cash Consideration (approximately HK$8,545 million, subject to adjustment, if any); (ii) the issuance of approximately 853 million NWI Consideration Shares at the issue price of HK$0.9327 per share and (iii) the undertaking by PPC to pay certain liabilities of NWI in the aggregate amount of approximately HK$886 million.

The Infrastructure Assets Acquisition constitutes a major and connected transaction for each of NWI and PPC and therefore requires the approvals of the Independent NWI Shareholders and the Independent PPC Shareholders under the Listing Rules. Such acquisition is also a discloseable and connected transaction for NWD and therefore requires the approval of the Independent NWD Shareholders under the Listing Rules.

2. *Acquisition of NWS by PPC*

Pursuant to the Services Assets Sale Agreement, subject to satisfaction and/or waiver of specified conditions, the NWS Shareholders will sell, and PPC will purchase, the entire issued share capital of NWS, the holding company of the Services Assets. The consideration for the entire issued share capital of NWS amounts to approximately HK$10,913 million and is to be satisfied by the issuance of approximately 11,701 million NWS Consideration Shares at the issue price of HK$0.9327 per share, which represents a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share.

The Services Assets Acquisition constitutes a major and connected transaction for each of NWI and PPC and therefore requires the approvals of the Independent NWI Shareholders and the Independent PPC Shareholders under the Listing Rules. Such acquisition is also a discloseable and connected transaction for NWD and therefore requires the approval of the Independent NWD Shareholders under the Listing Rules.

Completion of each of the agreements described above is inter-conditional and, subject to satisfaction and/or waiver of the relevant conditions, will take place simultaneously.

3. *Distribution of PPC Distribution Shares by NWI*

NWI will convert its entire holding of 3,193,654,306 Preference Shares into fully-paid PPC Shares at Completion. Conversion will be in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares.

Following Completion, subject to the approval of the NWI Shareholders in general meeting, NWI's entire holding of approximately 5,592 million PPC Shares will be distributed to the NWI Shareholders, resulting in the NWI Shareholders holding direct interests in PPC instead of indirect interests through NWI. The Distribution will be made to the NWI Shareholders whose names appear on the register of members of NWI on the Record Date in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share.

The register of members of NWI will be closed from 7 January, 2003 to 9 January, 2003 (both days inclusive) for the purpose of determining the entitlements of the NWI Shareholders to the PPC Distribution Shares. No transfer of NWI Shares may be registered during this book closure period.

In connection with the Reorganisation, PPC will issue approximately 12,554 million new PPC Shares as Consideration Shares and 3,193,654,306 PPC Shares pursuant to conversion in full of the Preference Shares. PPC's ordinary issued share capital will be increased from approximately 2,060 million shares as at the date of this announcement to approximately 17,808 million shares immediately after the Reorganisation.

Pursuant to the Reorganisation, the PPC Board proposes to increase the authorised share capital of PPC and to change the name of PPC to NWS Holdings Limited.

Circulars containing, among other things, details of the Reorganisation, the recommendations from the respective independent board committees and the letters of advice from the respective independent financial advisers, together with the notices convening the respective general meetings will be despatched by NWD, NWI and PPC to their respective shareholders as soon as practicable.

Trading in NWD Shares, NWI Shares and PPC Shares on the Stock Exchange was suspended with effect from 9:36 a.m. on 17 October, 2002 at the request of NWD, NWI and PPC respectively pending the publication of this announcement. Applications have been made by NWD, NWI and PPC for the resumption of trading NWD Shares, NWI Shares and PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 22 October, 2002.

ERVIEW

respective boards of directors of NWD, NWI and PPC are pleased to announce that on 21 October, 2002, NWD, NWI, and the NWS Shareholders entered into the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, ch, after Completion, would result in a reorganisation of NWI, PPC and NWS, subsidiaries of NWD. Completion of the eements is subject to, among other things, the approvals of the Independent NWD Shareholders, the Independent NWI reholders and the Independent PPC Shareholders. In addition, completion of each of the Infrastructure Assets Sale eement and the Services Assets Sale Agreement is conditional upon completion of the other agreement and will, subject atisfaction and/or waiver of the respective conditions specified in the agreements, take place simultaneously. Details of e agreements are set out in the sections headed "Infrastructure Assets Sale Agreement" and "Services Assets Sale eement" below.

board of directors of NWI also wishes to announce that it has passed a resolution to distribute NWI's entire holding of Shares following Completion to the NWI Shareholders. The Distribution is subject to Completion and the approval of NWI Shareholders. Details of the Distribution are set out in the section headed "The Distribution" below.

PPC Board also wishes to announce proposals to increase PPC's authorised share capital and to change the company's e. The proposed increase in authorised share capital and change of name are subject to Completion and the approval of PPC Shareholders. Details of the proposed increase in authorised share capital and change of name are set out in the ion headed "Information on the PPC Group" below.

Reorganisation comprises:

acquisition of the Infrastructure Assets by PPC from NWI for an aggregate consideration of approximately HK$10,227 million, representing the aggregate value of (i) the Cash Consideration (approximately HK$8,545 million, subject to adjustment, if any); (ii) approximately 853 million NWI Consideration Shares at the issue price of HK$0.9327 per share and (iii) the undertaking by PPC to pay certain liabilities of NWI in the aggregate amount of approximately HK$886 million;

acquisition of the entire issued share capital of NWS by PPC from the NWS Shareholders for a consideration of approximately HK$10,913 million, which is to be satisfied by the issuance of approximately 11,701 million NWS Consideration Shares at the issue price of HK$0.9327 per share, which represents a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share; and

a distribution of the entire holding of approximately 5,592 million PPC Distribution Shares by NWI following Completion to the NWI Shareholders in the ratio of approximately 5.87 PPC Distribution shares to one NWI Share, which will include 3,193,654,306 PPC Shares to be issued to NWI upon conversion in full of the Preference Shares.

ordinary issued share capital of PPC will be increased from approximately 2,060 million shares as at the date of this ouncement to approximately 17,808 million shares upon issuance of the Consideration Shares and 3,193,654,306 PPC es pursuant to conversion in full of the Preference Shares.

at the date of this announcement, NWD has an interest of approximately 54.25% in NWI which, in turn, has an interest 5.00% in the ordinary issued share capital of PPC. When the Reorganisation is completed, NWI will cease to hold any Shares while NWD will remain the ultimate holding company of NWI and PPC.

NWD Group's simplified corporate structures before and after the Reorganisation can be illustrated by the following ts:

Before the Reorganisation


NWD*
54.25%[1]
52.35%
NWI*
NWS
Infrastructure Assets
Services Assets
TMT Assets
75.00%
PPC*
Ports Business

1: In addition to the interest of approximately 54.25%, NWD also has an indirect interest of approximately 0.35% in NWI held by Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.

Listed on the Stock Exchange

After the Reorganisation


NWD*
54.25%
52.00%
NWI*
PPC*
TMT Assets
Ports Business
Infrastructure Assets
100%
NWS[2]
Services Assets

2: As at the date of this announcement, NWS holds an interest of approximately 0.35% in NWI through a wholly-owned subsidiary. Following completion of the Reorganisation, NWS will continue to hold an interest of approximately 0.35% in NWI and NWS will hold an interest of approximately 0.11% in PPC.

Listed on the Stock Exchange

following table illustrates the simplified shareholding structure of the NWD Group as at the date of this announcement after the Reorganisation.

	BEFORE				AFTER			
	Approximate % ownership of the ordinary issued share capital as at the date of this announcement PPC	Number of shares as at the date of this announcement PPC	Approximate % ownership of the ordinary issued share capital as at the date of this announcement NWI	Number of shares as at the date of this announcement NWI	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation PPC	Number of shares immediately after the Reorganisation PPC	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation NWI	Number of shares immediately after the Reorganisation NWI
	-	-	54.25	516,561,485	52.00	9,259,289,156	54.25	516,561,485
	75.00	1,544,976,000	-	-	-	-	-	-
	-	-	-	-	0.11[2]	19,709,112	0.35[2]	3,357,600
ors[3]	-	-	0.18	1,706,800	0.06	11,353,000	0.18	1,706,800

For the purposes of this table, directors means directors of PPC or NWI as the case may be.

PPC will have an indirect interest of approximately 0.11% in itself and an interest of approximately 0.35% in NWI through Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.

REASONS FOR, AND BENEFITS OF, THE REORGANISATION

The respective boards of directors of NWD, NWI and PPC believe that the Reorganisation will be highly beneficial to NWD, NWI and PPC and their respective shareholders. It will transform the companies and the NWD Group as a whole, and is intended to give each company a capital structure that matches its business profile and risks and to allow each company to pursue a clear business and growth strategy.

NWD Benefits

The Reorganisation will bring about more streamlined and efficient corporate and capital structures for the NWD Group, with better alignment and utilisation of assets and liabilities of these principal subsidiaries. As a result of the injection of the Infrastructure Assets and the Services Assets into PPC, PPC is expected to enjoy a healthy capital structure and a reasonable level of debt serviced by stronger cash flows. The board of directors of NWD believes that the more streamlined and efficient corporate and capital structures of these principal subsidiaries will unlock the potential of these subsidiaries and will serve as enhanced platforms for achieving better value for the NWD Shareholders.

NWI Benefits

The Reorganisation will significantly reduce the company's borrowings and at the same time, provide the NWI Shareholders with the opportunity to own separate shareholdings in two companies, one focusing on telecommunications, media and technology businesses and the other on infrastructure, ports development and services businesses, each with a clear business strategy and appropriate capital structure. As at 30 June, 2002, NWI's net gearing ratio (being the ratio of net debt to equity) is 72.23%, the ratio is expected to fall to below 15.00% immediately after the Reorganisation. The audited net tangible assets of the NWI Group as at 30 June, 2002 is approximately HK$11,877 million. The distribution of NWI's entire holding of PPC Distribution Shares to NWI Shareholders will give NWI Shareholders direct shareholdings in both NWI and PPC.

PPC Benefits

The Reorganisation will broaden and deepen the company's assets and scope of business. PPC is expected to become one of the leading infrastructure, ports development and services companies in Hong Kong, Macau and the PRC. Financial information regarding the businesses which will become constituent parts of PPC is set out in the section headed "Financial Information" below. As at 30 June, 2002, (i) the audited net tangible assets of the PPC Group (before the Reorganisation) was approximately HK$3,682 million, while (ii) the audited net tangible assets of the NWS Group (which holds the Services Assets) and (iii) the unaudited pro forma combined net tangible assets of the Sale Group Companies and the Tangjin Highway Companies (which together hold the Infrastructure Assets), together with the Shareholder's Loans and the Tangjin Loans due to the NWI Group were approximately HK$4,525 million and approximately HK$9,024 million, respectively. The aggregate value of (i), (ii) and (iii) is approximately HK$17,231 million, being 4.68 times of the audited net tangible assets of the PPC Group before the Reorganisation. Such aggregate value, calculated from historical figures, does not take into account new borrowings which would be taken up by PPC and the cash from PPC's internal resources for satisfying the consideration for the Infrastructure Assets Acquisition and the Services Assets Acquisition.

APPROVAL BY INDEPENDENT BOARD COMMITTEES

NWD will establish an independent board committee to advise the Independent NWD Shareholders in respect of the Reorganisation; and N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to the independent board committee.

NWI has established the NWI Independent Board Committee comprising three independent non-executive directors, namely Dr. Li Kwok-Po, David, Mr. Cheng Wai-Chee, Christopher and Mr. Gary William John Coull to advise the Independent NWI Shareholders in respect of the Infrastructure Assets Acquisition and the Services Assets Acquisition; and Anglo Chinese Corporate Finance, Limited has been appointed as the independent financial adviser to the NWI Independent Board Committee.

PPC will establish an independent board commitee to advise the Independent PPC Shareholders in respect of the Infrastructure Assets Acquisition and the Services Assets Acquisition; and Commerzbank AG, Hong Kong Branch has been appointed as the independent financial adviser to the independent board committee.

DETAILS OF THE REORGANISATION

1. INFRASTRUCTURE ASSETS SALE AGREEMENT

Date

21 October, 2002

Parties

Vendor: NWI

Purchaser: PPC

The Infrastructure Assets Acquisition

Pursuant to the Infrastructure Assets Sale Agreement:

- NWI will procure its wholly-owned subsidiary, Lotsgain to sell, and PPC will purchase, the entire issued share capital of the Sale Companies;
- NWI will procure Lotsgain to assign all of its rights and benefits under the outstanding Shareholder's Loans to PPC absolutely;
- NWI will enter into the Deed of Trust in respect of the transfer of the rights and benefits, liabilities and obligations accruing to NWI (from the date of Completion) in respect of its indirect interest (through NWCI) in the Tangjin Highway Companies (including the Tangjin Loans) to PPC. Pursuant to the Deed of Trust, PPC will also undertake to repay the principal and interest outstanding from NWCI (as borrower) under the BOC Loan from time to time as they fall due;
- PPC will make an up-front payment representing the face value of the NWI Notes, subject to adjustment, if any.

NWI's interests in the Sale Companies and the Tangjin Highway Companies as at 30 June, 2002, and the Shareholder's Loans and the Tangjin Loans as at 30 September, 2002 had an aggregate value of approximately HK$10,227 million. The Sale Companies are wholly-owned subsidiaries of NWI through which NWI holds its effective interests in the Operating Companies (other than the Tangjin Highway Companies held by NWCI). Following completion of the Reorganisation, the net assets and the financial results of the Sale Companies will cease to be consolidated, and NWCI's interest in the Tangjin Highway Companies will cease to be equity accounted for, in the consolidated financial statements of NWI.

Following Completion, the Sale Companies will become wholly-owned subsidiaries of PPC and will be consolidated in the consolidated financial statements of PPC. The Tangjin Highway Companies will be equity accounted for in the consolidated financial statements of PPC.

The Infrastructure Assets represent all of NWI's interests in its traditional infrastructure assets, that is, road, bridge, tunnel, water treatment and power plant investments.

Consideration

The aggregate consideration payable by PPC to NWI pursuant to the Infrastructure Assets Acquisition amounts to approximately HK$10,227 million and has been determined on the basis of arm's length negotiations with reference to an independent valuation of the Infrastructure Assets prepared by Sallmanns valuing the Infrastructure Assets at approximately HK$10,160 million as at 30 June, 2002 which, after adjusting for certain corporate expenses and the Book Value, comes to approximately HK$10,227 million. The value of the consideration represents 1.13 times of the net tangible assets of the Infrastructure Assets as at 30 June, 2002. The valuation of the Infrastructure Assets was determined on an income approach known as the discounted cash flow method. The aggregate consideration is to be satisfied by:

- the payment of the Cash Consideration, which will be financed by external loans and internal resources of PPC, by PPC to NWI (subject to adjustment, if any, as set out in the section headed "Adjustment to the Cash Consideration" below);
- the issuance of the NWI Consideration Shares by PPC to NWI or its nominee at the Issue Price; and
- the undertaking by PPC to repay the principal and interest outstanding from NWCI under the BOC Loan.

Adjustment to the Cash Consideration

If any additional shareholder's loans are made by NWI and/or Lotsgain to the Sale Group Companies or by NWCI to the Tangjin Highway Companies between 1 October, 2002 and Completion and not repaid before Completion, PPC will acquire such loans for cash at their face value. If any Shareholder's Loans or Tangjin Loans are repaid between 1 October, 2002 and Completion, the Cash Consideration will be reduced on a dollar-for-dollar basis. An announcement will be made by NWI and PPC if there is any material change to the Shareholder's Loans and/or the Tangjin Loans. There has been no material change in the balance of the Shareholder's Loans and/or the Tangjin Loans since 30 September, 2002 up to the date of this announcement.

Pursuant to the Infrastructure Assets Sale Agreement, PPC undertakes that, if so requested by NWI in certain circumstances, PPC will execute a deed poll to assume the liabilities of NWI under the outstanding NWI Notes with effect from Completion. In such event, the Cash Consideration will be reduced by such amount representing the outstanding liabilities of NWI under the NWI Notes which will have been assumed by PPC.

PPC is acquiring an effective interest of approximately 48.86% in Wuhan Bridge from NWI at the Book Value, subject to adjustment depending on the Compensation Amount. If the Compensation Amount exceeds the Book Value, PPC will pay to NWI an amount equivalent to half of the amount by which the Compensation Amount exceeds the Book Value. If the Compensation Amount is less than the Book Value, NWI will pay to PPC an amount equivalent to the amount by which the Book Value exceeds the Compensation Amount.

Taking into consideration the above reasons and factors, the NWI Directors and the PPC Board believe that the aggregate consideration of approximately HK$10,227 million for the Infrastructure Assets Acquisition to be fair and reasonable. The NWI Directors and the PPC Board also consider the terms of the Infrastructure Assets Sale Agreement (including the Cash Consideration, the number of NWI Consideration Shares and the Issue Price) to be fair and reasonable and in the best interests of their respective shareholders.

NWI Consideration Shares

The NWI Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWI Consideration Shares represent;

- approximately 41.41% of the existing issued ordinary share capital of PPC;
- approximately 5.84% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 4.79% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of all the Preference Shares.

The Issue Price of HK$0.9327 per NWI Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC was determined on an income approach known as the price/earnings multiple method. Details of the valuation and the rationale for using the price/earnings multiple method will be included in the shareholders' circular of NWI. The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.402 per PPC Share as quoted on the Stock Exchange from 2 October, 2002 to 16 October, 2002, being the last 10 trading days prior to the date of suspension of trading in the PPC Shares on the Stock Exchange; and
- a premium of approximately 119.46% to the closing price of HK$0.425 per PPC Share as quoted on the Stock Exchange on 16 October, 2002, being the last trading day prior to the date of suspention of trading in the PPC Shares on the Stock Exchange.

The NWI Directors and the PPC Board believe that the Issue Price and the Cash Consideration are fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June, 2002 of approximately HK$0.7008 per PPC Share on a fully-diluted basis, assuming conversion in full of the Preference Shares.

Conditions of the Infrastructure Assets Acquisition

Completion of the Infrastructure Assets Acquisition is conditional upon, among other things, the following Infrastructure Assets Acquisition Conditions:

- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein;
- PPC having obtained financing for the Cash Consideration on terms satisfactory to PPC and all the conditions precedent relevant to such financing arrangements having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;
- the passing at a general meeting of PPC by the Independent PPC Shareholders of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein, the increase in the authorised share capital of PPC and the allotment and issuance of the NWI Consideration Shares;
- all the conditions precedent to the Services Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;
- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWI Consideration Shares and the PPC Shares to be issued upon conversion of the Preference Shares and such approval not having been subsequently revoked prior to Completion;
- the release of NWI from certain guarantees in relation to loans taken out by Asia Container Terminals Limited to facilitate it in completing the construction of Container Terminal No. 9 on Tsing Yi Island, New Territories, Hong Kong and such release remaining in full force and effect;
- the waiver of pre-emptive right from the existing shareholders of certain Sale Group Companies and the release of NWI and Lotsgain from certain related guarantees and such waiver and release remaining in full force and effect;
- the passing at a general meeting of NWI of a resolution to approve a distribution in specie of the PPC Distribution Shares to the NWI Shareholders in accordance with the articles of association of NWI; and
- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWI Consideration Shares and any matters or actions contemplated by the Infrastructure Assets Sale Agreement.

Under the Infrastructure Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Infrastructure Assets Acquisition Conditions. Completion of the Infrastructure Assets Acquisition will take place on the later of: (i) 15 January, 2003; or (ii) the third business day (Saturdays excepted) after the day on which the Infrastructure Assets Sale Agreement becomes unconditional, or on such other date as NWI and PPC may mutually agree in writing. Completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are inter-conditional and, subject to satisfaction and/or waiver of the relevant conditions, will take place simultaneously.

If the Infrastructure Assets Acquisition Conditions are not satisfied or waived on or before 30 June, 2003 (or such other date as NWI and PPC may agree), the Infrastructure Assets Sale Agreement will lapse and an announcement will be made accordingly. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement to be completed on 15 January, 2003.

Information on the Infrastructure Assets

The Infrastructure Assets comprise all of NWI's effective interests in the Highway Companies, the Tangjin Highway Companies, the Bridge Companies, the Power Companies and the Water Companies.

The Highway Companies operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC and the Tate's Cairn Tunnel in Hong Kong. The Tangjin Highway Companies operate the Tangjin Expressway (Tianjin North Section) in Tianjin in the PRC. The Bridge Companies operate three toll bridges in Guangdong and Tianjin in the PRC. NWI has an effective interest of approximately 48.86% in the Bridge Company which owns Wuhan Bridge.

The Highway Companies, the Tangjin Highway Companies and the Bridge Companies provide a network of expressways, roadways and bridges for freight and passenger transport in Guangdong, Guangxi, Shanxi, Tianjin and Wuhan in the PRC and Hong Kong.

The Power Companies operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau.

The Water Companies operate one water treatment plant in Macau, 15 water treatment plants in the PRC and one water treatment equipment manufacturing plant in the PRC.

The NWI Directors currently have no plans to dispose of any other operations of the NWI Group to the PPC Group. Any future transactions between the NWI Group and the PPC Group will be subject to the Listing Rules.

Use of Proceeds by NWI

The NWI Consideration Shares will be distributed by NWI to the NWI Shareholders as described in the section headed "The Distribution" below.

The Cash Consideration will be used by NWI to voluntarily repay NWI's existing creditors in the aggregate amount of approximately HK$8,545 million.

Non-compete Undertaking of NWI

Pursuant to the terms of the Infrastructure Assets Sale Agreement, NWI has given a non-compete undertaking to PPC such that, among other things, NWI will not and will procure that its subsidiaries will not in any relevant capacity during 15 years from the date of Completion directly or indirectly carry on any investment, development, operation or management of toll roads, toll bridges, tunnels, water treatment plants, power plants or tunnels or the manufacture, trading or sale of water treatment equipment anywhere in the world (other than certain permitted activities).

2. SERVICES ASSETS SALE AGREEMENT

Date

21 October, 2002

Parties

Warrantors: NWD and CTFEL

Vendor: NWS Shareholders

Purchaser: PPC

The Services Assets Acquisition

Pursuant to the Services Assets Sale Agreement, the NWS Shareholders will sell, and PPC will purchase, the entire issued share capital of NWS for a consideration of approximately HK$10,913 million. NWS is an approximately 52.35%-owned subsidiary of NWD through which NWD holds its effective interests in the NWS Group.

Following Completion, NWS will become a wholly-owned subsidiary of PPC. The NWS Group represents all of NWD's interests in its Services Assets.

Consideration

The consideration payable by PPC to the NWS Shareholders pursuant to the Services Assets Acquisition amounts to approximately HK$10,913 million and has been determined on the basis of arm's length negotiations with reference to an independent valuation of the NWS Group prepared by American Appraisal, valuing the NWS Group at HK$11,003 million as at 30 June, 2002 which, after adjusting for the amount of cash dividends of approximately HK$89.61 million elected by the NWS Shareholders, comes to approximately HK$10,913 million. The valuation of the NWS Group was determined on an income approach known as the discounted cash flow method. The consideration is to be satisfied by the issuance of the NWS Consideration Shares by PPC to the NWS Shareholders or their nominees at the Issue Price of HK$0.9327 per NWS Consideration Share, giving PPC an implied equity value of approximately HK$4,900 million (on a fully-diluted basis) before the Reorganisation. The NWS Consideration Shares represent a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share which is arrived at on the basis of the consideration for the Services Assets Acquisition. The value of the consideration of the entire issued share capital of NWS represents 2.41 times of the net tangible assets of the NWS Group.

Taking into consideration the above reasons and factors, the NWD Directors, the NWI Directors and the PPC Board believe that the consideration of approximately HK$10,913 million in respect of the Services Assets Acquisition to be fair and reasonable. The NWD Directors, the NWI Directors and the PPC Board also consider the terms of the Services Assets Sale Agreement (including the Issue Price) to be fair and reasonable and in the best interests of their respective shareholders.

NWS Consideration Shares

The NWS Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWS Consideration Shares represent:

- approximately 568.02% of the existing issued ordinary share capital of PPC;
- approximately 80.07% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 65.71% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of the Preference Shares.

The Issue Price of HK$0.9327 per NWS Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC was determined on an income approach known as the price/earnings multiple method. Details of the valuation and the rationale for using the price/earnings multiple method will be included in the shareholders' circular of PPC. The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.402 per PPC Share as quoted on the Stock Exchange from 2 October, 2002 to 16 October, 2002, being the last 10 trading days prior to the date of suspension in trading of the PPC Shares on the Stock Exchange; and
- a premium of approximately 119.46% to the closing price of HK$0.425 per PPC Share as quoted on the Stock Exchange on 16 October, 2002, being the last trading day prior to the date of suspension of trading in the PPC Shares on the Stock Exchange.

The NWD Directors, the NWI Directors and the PPC Board believe that the Issue Price is fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June, 2002 of approximately HK$0.7008 per PPC Share on a fully-diluted basis, assuming conversion in full of the Preference Shares.

Conditions of the Services Assets Acquisition

Completion of the Services Assets Acquisition is conditional upon, among other things, the following Services Assets Acquisition Conditions:

- the passing at a general meeting of NWD by the Independent NWD Shareholders of a resolution to approve the Reorganisation and related matters;
- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein;
- the passing at a general meeting of PPC by the Independent PPC Shareholders, or the PPC Shareholders, as the case may be, of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein, the increase in the authorised share capital of PPC and the allotment and issuance of the NWS Consideration Shares;
- all the conditions precedent to the Infrastructure Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of the parties under the Services Assets Sale Agreement;
- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWS Consideration Shares and such approval not having been subsequently revoked prior to Completion;
- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWS Consideration Shares and any matters or actions contemplated under the Services Assets Sale Agreement; and
- if so required, the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals necessary for the Services Assets Acquisition by PPC and/or NWS having been obtained by NWD and/or PPC and/or NWS from appropriate governments, governmental or trade agencies, courts or other regulatory bodies or lenders or creditors on terms reasonably satisfactory to PPC and/or NWD (as the case may be) and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals remaining in full force and effect.

Under the Services Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Services Assets Acquisition Conditions. Completion of the Services Assets Acquisition will take place on the later of: (i) 15 January, 2003; or (ii) the third business day (Saturdays excepted) after the day on which the Services Assets Sale Agreement becomes unconditional, or on such other date as NWD and PPC may mutually agree in writing. Completion of the Services Assets Sale Agreement and the Infrastructure Assets Sale Agreement are inter-conditional and, subject to satisfaction or waiver of the relevant conditions, will take place simultaneously.

If the Services Assets Acquisition Conditions are not satisfied or waived on or before 30 June, 2003 (or such other date as NWD and PPC may agree), the Services Assets Sale Agreement will lapse. The NWD Directors and the PPC Board expect the Services Assets Sale Agreement to be completed on 15 January 2003.

Non-compete and Engagement Undertakings of NWD

It is a term of the Services Assets Sale Agreement that, at Completion, NWD and PPC will enter into a deed of non-compete and engagement undertakings pursuant to which NWD will undertake to PPC that within the period of 15 years from the date of Completion, NWD will not and will procure that its subsidiaries (other than members of the PPC Group) will not, other than pursuant to certain exceptions (details of which will be set out in the circulars to the respective shareholders of NWD and PPC), directly or indirectly, participate in, hold any right or interest in:

(a) any of the services comprised in the Services Assets anywhere within Asia; or

(b) any of the projects comprised in the Infrastructure Assets anywhere in the world.

In addition, NWD will, pursuant to the deed of non-compete and engagement undertakings (subject to certain qualifications to be set out in the circulars to the respective shareholders of NWD and PPC), undertake to PPC, in relation to all requirements in Hong Kong of the NWD Group for the provision of any services comprised in the Services Assets of the NWS Group, to engage the PPC Group for the provision of such services for a period of 15 years from the date of Completion.

Non-Disposal Undertaking

Under the Services Assets Sale Agreement, each of the NWS Shareholders has given an undertaking to PPC not to sell, encumber or otherwise dispose of any of the NWS Consideration Shares allotted to it within the period of six months following completion of the Services Assets Acquisition, except with the prior consent of PPC or for disposal of any of the NWS Consideration Shares to NWD or its nominee.

Information on the NWS Group

The NWS Group is a conglomerate providing a diversified range of services to a broad base of customers. The NWS Group's businesses are currently organised into five major divisions, namely Facilities, Contracting, Transport, Financial and Environmental Services. A brief description of each division is set out below.

Facilities

(a) *Convention and exhibition operations:* the principal operating company is Hong Kong Convention and Exhibition Centre Management Limited (wholly-owned by NWS) which operates and manages the Hong Kong Convention and Exhibition Centre and provides consultancy and advisory services in relation to design and operation of convention and exhibition facilities and related functions such as the setting up of media and broadcasting centres for major international functions.

(b) *Property management:* the principal operating companies are Urban Property Management Limited, Kiu Lok Service Management Company Limited and Urban Parking Limited (all wholly-owned by NWS) and International Property Management Limited (99%-owned by NWS) which undertake the provision of property management services and related services, including property sales and leasing agency, property management consultancy and carpark management.

(c) *Security and guarding:* the principal operating companies are General Security (HK) Limited and Uniformity Security Company Limited, (both wholly-owned by NWS), which provide a full range of security and related business including guarding services in the residential, commercial and industrial sectors, security system installation, maintenance and alarm monitoring, armoured transport services and supply of security products.

(d) *Cleaning and laundry:* the principal operating companies are Pollution & Protection Services Limited, Wai Hong Cleaning & Pest Control Company Limited and New China Laundry Limited (all wholly-owned by NWS) which provide a diversified range of services, including building and office cleaning, and laundry.

Contracting

(a) *Construction:* the principal operating company is Hip Hing Construction Company Limited, (wholly-owned by NWS), which provides a comprehensive range of construction and related services such as building construction, civil engineering, foundation, demolition, building services, decoration and fitting-out works, construction management, building equipment and materials supply. The NWS Group also provides a broad range of related services covering the provision of individual specialist construction services to the complete design and construction of buildings on a turnkey basis.

(b) *E&M Engineering:* the principal operating companies are Young's Engineering Holdings Limited and Trident Engineering Company Limited (both wholly-owned by NWS), which provide and install a wide range of building-related E&M engineering works including air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, and electrical systems. The range of services cover the provision of individual specialist E&M engineering trade services to the complete design and installation of electrical and mechanical systems.

Transport

The principal operating companies are New World First Bus Services Limited, New World First Ferry Services Limited, and New World First Ferry Services (Macau) Limited, all of which are wholly-owned by NWS. New World First Bus Services Limited was awarded the bus franchise of 88 routes in March 1998 and built up a fleet size of 760 buses currently serving 100 routes in Hong Kong. New World First Ferry Services Limited operates a total of 11 routes serving outlying islands and inner harbour routes. New World First Ferry Services (Macau) Limited provides ferry services between Hong Kong and Macau.

Financial

The principal operating companies are New World Insurance Services Limited (wholly-owned by NWS), Tai Fook Securities Group Limited (20%-owned by NWS) and Tricor Holdings Limited (23%-owned by NWS), which provide international risk management and insurance broking services, securities services, and secretarial services respectively.

Environmental

The principal operating companies are Hong Kong Island Landscape Company Limited (wholly-owned by NWS) and Far East Landfill Technologies Limited (47%-owned by NWS). Hong Kong Island Landscape Company Limited provides landscaping consultancy, plant hire and maintenance services while Far East Landfill Technologies Limited operates the North East New Territories Landfill in Fanling, one of Asia's largest landfill sites.

THE DISTRIBUTION

NWI will convert all the Preference Shares into fully-paid PPC Shares immediately prior to Completion in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares.

Immediately following Completion and the conversion in full of all the Preference Shares, NWI will hold an aggregate of approximately 5,592 million PPC Distribution Shares, representing approximately 31.40% of the enlarged issued ordinary share capital of PPC after taking into account the issuance of the Consideration Shares, but without taking into account any PPC Shares which may be issued upon exercise of any share options granted under the employee share option scheme of PPC.

The board of directors of NWI has passed a resolution, subject to the approval of the NWI Shareholders in general meeting, to distribute the PPC Distribution Shares to the NWI Shareholders by way of a distribution in specie in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share held on the Record Date.

No distribution of the PPC Distribution Shares will be made to NWI Shareholders in respect of fractional entitlements. NWI will sell any PPC Distribution Shares aggregated from fractional entitlements, and will keep the proceeds from such sale for its own benefit.

Conditions of the Distribution

The Distribution is conditional upon, among other things:

- completion of the Infrastructure Assets Sale Agreement;
- completion of the Services Assets Sale Agreement; and
- the passing of an ordinary resolution by the NWI Shareholders at a general meeting approving the Distribution.

Closure of Register of Members of NWI and Registration Procedures

The register of members of NWI will be closed from 7 January, 2003 to 9 January, 2003 (both days inclusive) for the purpose of determining the entitlements of the NWI Shareholders to the PPC Distribution Shares under the Distribution. No transfer of NWI Shares may be registered during the book closure period.

In order to qualify for the Distribution, all transfers accompanied by the relevant NWI share certificates must be lodged with the Hong Kong branch registrar of NWI, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on 6 January, 2003.

Share Certificates of the PPC Distribution Shares

Definitive certificates of the PPC Distribution Shares are expected to be despatched by ordinary mail to the NWI Shareholders, at their own risk, by no later than 22 January, 2003, assuming that Completion will take place on 15 January, 2003.

NWI Shareholders should note that the Distribution is conditional upon, among other things, the completion of the Infrastructure Assets Sale Agreement and the completion of the Services Assets Sale Agreement, which may or may not take place. NWI Shareholders are advised to exercise caution when dealing in NWI Shares.

PPC Shareholders should note that the completion of the Infrastructure Assets Sale Agreement and the completion of the Services Assets Sale Agreement may or may not take place. PPC Shareholders are advised to exercise caution when dealing in PPC Shares.

NWD Shareholders should note that the Reorganisation is conditional upon, among other things, the completion of the Infrastructure Assets Sale Agreement and the completion of the Services Assets Sale Agreement, which may or may not take place. NWD Shareholders are advised to exercise caution when dealing in NWD Shares.

Tentative Timetable For the Distribution

Last day of dealings in NWI Shares cum entitlement to the PPC Distribution Shares pursuant to the Distribution	2 January, 2003
Commencement of dealings in NWI Shares on an ex-entitlement basis	3 January, 2003
Latest time for lodging transfers of NWI Shares in order to qualify for the Distribution	4:00 p.m. on 6 January, 2003
Register of members for NWI closes	7 January to 9 January, 2003
Record Date	9 January, 2003
Distribution in specie of the PPC Distribution Shares	15 January, 2003

Note: The above timetable is indicative only. A further announcement will be made should there be major changes to the above timetable.

FINANCIAL INFORMATION

Financial Information on the Infrastructure Assets

The unaudited pro forma combined profit and loss accounts of the Sale Group Companies and the Tangjin Highway Companies for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June 2002 HK$'000	2001 HK$'000
Turnover	617,210	709,919
Operating costs	(361,404)	(273,950)
Operating profit before financing	255,806	435,969
Finance costs	(114,208)	(93,461)
Share of results of jointly controlled entities	579,550	524,719
Profit before taxation	721,148	867,227
Taxation	(72,118)	(49,985)
Profit after taxation	649,030	817,242
Minority interests	(4,985)	(39,813)
Profit available for appropriation	644,045	777,429

The unaudited pro forma combined total assets of the Sale Group Companies and the Tangjin Highway Companies as at 30 June, 2002 was approximately HK$13,220 million and the unaudited pro forma combined net tangible assets of the Sale Group Companies and the Tangjin Highway Companies, together with the Shareholder's Loans and Tangjin Loans due to the NWI Group as at 30 June, 2002 aggregated to approximately HK$9,024 million.

Financial Information on NWS

The audited consolidated profit and loss accounts of NWS for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June 2002 HK$'000	2001 HK$'000
Turnover	11,666,265	11,712,917
Cost of sales	(9,855,578)	(10,000,822)
Gross profit	1,810,687	1,712,095
Other revenues	211,204	151,829
General and administrative expenses	(837,155)	(821,262)
Other operating expenses	(125,476)	(223,525)
Operating profit before financing	1,059,260	819,137
Finance costs	(82,288)	(110,741)
Share of profits less losses of		
Jointly controlled entities	93,440	51,619
Associated companies	55,558	229,199
Profit before taxation	1,125,970	989,214
Taxation	(193,142)	(169,565)
Profit after taxation	932,828	819,649
Minority interests	(84,091)	(758)
Profit attributable to shareholders	848,737	818,891

The audited consolidated total assets and net tangible assets of NWS as at 30 June, 2002 were approximately HK$13,863 million and HK$4,525 million respectively.

Financial Information on PPC

The audited consolidated profit and loss accounts of PPC for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June 2002 HK$'000	2001 HK$'000
Turnover	125,057	135,861
Other revenues	6,334	6,421
Staff costs	(41,247)	(48,676)
Depreciation and amortisation	(38,951)	(43,558)
Other operating expenses (net)	(260,920)	(99,690)
Operating loss	(209,727)	(49,642)
Finance costs	(2,930)	(4,592)
Share of results of		
Jointly controlled entities	165,349	151,044
Associated companies	260,707	244,042
Profit before taxation	213,399	340,852
Taxation	(67,162)	(75,080)
Profit after taxation	146,237	265,772
Minority interests	(2,292)	10,366
Profit attributable to shareholders	143,945	276,138

The audited consolidated total assets and net tangible assets of PPC as at 30 June, 2002 were approximately HK$3,817 million and HK$3,682 million respectively.

5. INFORMATION ON THE NWD GROUP

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC. NWD is the ultimate holding company of the NWI Group, the PPC Group and the NWS Group.

6. INFORMATION ON THE NWI GROUP

The NWI Group is principally engaged in the development, investment, operation and/or management of and in: (i) toll roads, expressways, bridges and tunnels; (ii) water treatment plants and water treatment equipment manufacturing business; (iii) power plants; (iv) container terminals; (v) cargo handling and storage facilities; and (vi) telecommunications, media and technology businesses, in Hong Kong, Macau and the PRC. NWI's non-traditional infrastructure projects include mobile communications and data transmission operations in the PRC and the United States of America. NWI is owned as to approximately 54.25% by a wholly-owned subsidiary of NWD and as to approximately 0.35% by a wholly-owned subsidiary of NWS, which, in turn, is approximately 52.35%-owned by NWD.

Following completion of the Infrastructure Assets Acquisition, the projects comprised in the Infrastructure Assets will be operated by the PPC Group, together with the container terminals, cargo handling and storage businesses which are currently operated by the PPC Group. The NWI Group will continue to hold investments and interests in non-traditional infrastructure projects which include mobile communications and data transmission operations in the PRC and the United States of America.

7. INFORMATION ON THE PPC GROUP

The PPC Group is principally engaged in investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC. 75% of PPC's ordinary share capital is owned by an indirect wholly-owned subsidiary of NWI.

Proposal for Increase in Authorised Share Capital

The authorised share capital of PPC is HK$1,180,000,000 which consists of 7,800,000,000 ordinary shares of par value HK$0.10 each and 4,000,000,000 4% cumulative convertible redeemable preference shares of par value HK$0.10 each. As at the date of this announcement, 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares are in issue. The PPC Board proposes to increase the authorised share capital of PPC from HK$1,180,000,000 to HK$2,400,000,000 by the creation of 12,200,000,000 new PPC Shares. The proposed increase in the authorised share capital is subject to the approval of the PPC Shareholders.

Proposal for Change of Name of PPC

As mentioned above, the PPC Group will become a more diversified group following Completion. The PPC Board believes it is desirable to align the company name with the then PPC's diversified business operations. Therefore, the PPC Board proposes that the name of PPC be changed to "NWS Holdings Limited" and that the Chinese name of PPC be changed, for identification purpose only, to "新創建集團有限公司".

The proposed change of name is subject to, among other things, (i) completion of the Infrastructure Assets Acquisition and the Services Assets Acquisition; (ii) approval by the PPC Shareholders at a special general meeting of PPC by way of a special resolution; and (iii) approval by the Registrar of Companies in Bermuda. The proposed change of name will take effect when the new company name is recorded by the Registrar of Companies in Bermuda. PPC will, subject to fulfilment of the foregoing conditions, carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

All existing share certificates of PPC bearing the name of "Pacific Ports Company Limited" shall, after the proposed change of name becoming effective, continue to be evidence of title to the PPC Shares. The circular to be issued by PPC to the PPC Shareholders will contain the proposal for the change of name of PPC, including details relating to the related trading, settlement and delivery arrangements on the Stock Exchange and arrangements for the exchange of share certificates, together with the notice of the special general meeting of PPC for approving such proposal. The change of name of PPC will not affect any of the rights of any PPC Shareholders.

Possible Share Consolidation

As a result of the Reorganisation, the number of issued shares of PPC will increase substantially. The PPC Board is currently considering a proposal to consolidate the PPC Shares after Completion. If the PPC Board considers the consolidation of PPC Shares to be in the interest of PPC and the PPC Shareholders, further details of such proposed consolidation will be provided to PPC Shareholders in the circular to be issued by PPC to the PPC Shareholders.

8. MAJOR, DISCLOSEABLE AND CONNECTED TRANSACTIONS

NWD

The Infrastructure Assets Acquisition constitutes a discloseable and connected transaction for NWD under the Listing Rules. CTFEL is one of the NWS Shareholders selling NWS Shares to PPC under the Services Assets Sale Agreement. The Services Assets Acquisition also constitutes a discloseable and connected transaction for NWD under the Listing Rules. The Reorganisation therefore requires the approval of the Independent NWD Shareholders at a general meeting. CTFEL, the controlling shareholder of NWD, and its associates, will not be allowed to vote on the resolution approving the Reorganisation.

An independent board committee will be formed to consider the Reorganisation. An independent financial adviser, N M Rothschild & Sons (Hong Kong) Limited, has been appointed to advise the independent board committee regarding the Reorganisation.

A circular setting out, among other things, details of the Reorganisation, the recommendation from the independent board committee, the letter of advice from NWD's independent financial adviser, together with the notice convening an extraordinary general meeting to approve the Reorganisation will be despatched to the NWD Shareholders as soon as practicable.

NWD has obtained confirmation from the Securities and Futures Commission that there is no obligation on the part of NWD or any party acting in concert with it to make a general offer to purchase the PPC Shares not proposed to be owned by NWD under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers as a result of the completion of the Reorganisation.

NWI

The Infrastructure Assets Acquisition constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at a general meeting. Mombasa Limited, the controlling shareholder of NWI and an indirect wholly-owned subsidiary of NWD, and its associates, will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition. Financial Concepts Investment Limited, a shareholder of NWI and a wholly-owned subsidiary of NWS, which, in turn, is approximately 52.35%-owned by NWD, and its associates, will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition.

As PPC is a 75.00%-owned subsidiary of NWI and NWS is an approximately 52.35%-owned subsidiary of NWD, the controlling shareholder of NWI, the Services Assets Acquisition constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at a general meeting. Mombasa Limited, Financial Concepts Investment Limited, NWD and their respective associates will not be allowed to vote on the resolution approving the Services Assets Acquisition.

The NWI Independent Board Committee has been formed to consider the Infrastructure Assets Acquisition and the Services Assets Acquisition. An independent financial adviser, Anglo Chinese Corporate Finance, Limited, has been appointed to advise the NWI Independent Board Committee regarding the Infrastructure Assets Acquisition and the Services Assets Acquisition.

A circular containing, among other things, details of the Reorganisation, the recommendation from the NWI Independent Board Committee and the letter of advice from NWI's independent financial adviser, together with the notice convening an extraordinary general meeting of NWI to approve the Reorganisation will be despatched to the NWI Shareholders as soon as practicable.

PPC

As NWI is the controlling shareholder of PPC currently holding 75.00% of the issued ordinary share capital of PPC, the Infrastructure Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition.

As NWS is an approximately 52.35%-owned subsidiary of NWD, which is the controlling shareholder of NWI, and thereby an associate of PPC's controlling shareholder, the Services Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and therefore requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Services Assets Acquisition.

An independent board committee will be formed to consider the Infrastructure Assets Acquisition and the Services Assets Acquisition. An independent financial adviser, Commerzbank AG, Hong Kong Branch, has been appointed to advise the independent board committee regarding the Infrastructure Assets Acquisition and the Services Assets Acquisition.

A circular containing, among other things, details of the Reorganisation, the recommendation from the independent board committee and the letter of advice from PPC's independent financial adviser, together with the notice convening a special general meeting of PPC to approve the Infrastructure Assets Acquisition, the Services Assets Acquisition, the change of name of PPC, the increase in the authorised share capital of PPC and the issuance of the Consideration Shares will be despatched to the PPC Shareholders as soon as practicable.

Common Directors

The following table sets out the individuals who are common directors of NWD, NWI and/or PPC:

NWD	NWI	PPC
Dr. Cheng Kar-Shun, Henry	Dr. Cheng Kar-Shun, Henry	Dr. Cheng Kar-Shun, Henry
	Mr. Doo Wai-Hoi, William	Mr. Doo Wai-Hoi, William
Mr. Cheng Kar-Shing, Peter	Mr. Cheng Kar-Shing, Peter	
Mr. Leung Chi-Kin, Stewart	Mr. Leung Chi-Kin, Stewart	
Mr. Chan Kam-Ling	Mr. Chan Kam-Ling	
	Mr. Chan Wing-Tak, Douglas	Mr. Chan Wing-Tak, Douglas
	Mr. So Ngok	Mr. So Ngok

9. SUSPENSION AND RESUMPTION OF TRADING

At the request of NWD, NWI and PPC, trading in NWD Shares, NWI Shares and PPC Shares respectively, on the Stock Exchange was suspended with effect from 9:36 a.m. on 17 October, 2002 pending the publication of this announcement. Applications have been made by NWD, NWI and PPC for the resumption of trading in NWD Shares, NWI Shares and PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 22 October, 2002.

10. DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"American Appraisal"	American Appraisal Hongkong Limited, an independent professional valuer
"associates"	has the meaning ascribed to it under the Listing Rules
"BOC Loan"	the RMB998,700,000 term loan facility pursuant to an agreement dated 17 September, 1999 (as amended by a supplementary agreement dated 6 December, 1999) between NWCI as borrower and the Bank of China as lender
"Book Value"	the book value of the unaudited consolidated net asset value of Stalagmite Investments Limited (a Sale Company through which NWI holds its effective interest in Wuhan Bridge) as at 30 June, 2002, being approximately HK$751 million
"Bridge Companies"	the CJVs in which NWI holds an indirect interest and which operate three toll bridges in Guangdong and Tianjin in the PRC; and Wuhan Bridge Construction Company Limited, a joint stock company established under the laws of the PRC, in which NWI holds an indirect interest
"Cash Consideration"	approximately HK$8,545 million (subject to adjustment as described in the section headed "Infrastructure Assets Sale Agreement – Adjustment to the Cash Consideration" in this announcement), being the cash amount payable by PPC to NWI upon completion of the Infrastructure Assets Acquisition
"Chesterton"	Chesterton Petty Limited, an independent professional valuer
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"CTFEL"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of NWD
"Compensation Amount"	the amount of cash compensation (net of reasonable expenses) which may be received by PPC as a result of the Wuhan government requiring Wuhan Bridge to cease toll collection from 1 October, 2002 and/or the proceeds, if any, from the sale of the effective interest held by NWI in Wuhan Bridge to the Chinese shareholders or the Wuhan government
"Completion"	completion of the Infrastructure Assets Acquisition and the Services Assets Acquisition
"Consideration Shares"	the NWI Consideration Shares and the NWS Consideration Shares
"Deed of Trust"	the deed of trust and indemnity to be entered into between NWI and PPC on Completion in respect of NWCI's interest in the Tangjin Highway Companies
"Distribution"	the distribution in specie of the PPC Distribution Shares to NWI Shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (subject to rounding down of fractional entitlements)
"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Highway Companies"	the CJVs in which NWI holds an indirect interest and which operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC; and Tate's Cairn Tunnel Company Limited, a company incorporated in Hong Kong with limited liability in which NWI holds an indirect interest which operates the Tate's Cairn Tunnel in Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent NWD Shareholders"	NWD Shareholders other than CTFEL, and its associates
"Independent NWI Shareholders"	NWI Shareholders other than: (i) Mombasa Limited, the controlling shareholder of NWI and a wholly-owned subsidiary of NWD, and its associates; and (ii) Financial Concepts Investment Limited, a shareholder of NWI and a wholly-owned subsidiary of NWS, and its associates
"Independent PPC Shareholders"	PPC Shareholders other than Seashore Development Limited, the controlling shareholder of PPC and a wholly-owned subsidiary of NWI, and its associates
"Infrastructure Assets"	NWI's effective interests (comprising equity and shareholder's loans and advances) in the Operating Companies which operate toll roads, bridges, tunnels, water treatment and power plants in Hong Kong, Macau and the PRC
"Infrastructure Assets Acquisition"	the acquisition of all the Infrastructure Assets by PPC from NWI pursuant to the Infrastructure Assets Sale Agreement
"Infrastructure Assets Acquisition Conditions"	the conditions precedent to the completion of the Infrastructure Assets Acquisition as set out under the section headed "Conditions of the Infrastructure Assets Acquisition" in this announcement
"Infrastructure Assets Sale Agreement"	the conditional sale and purchase agreement between NWI and PPC dated 21 October, 2002 relating to the Infrastructure Assets Acquisition
"Issue Price"	the issue price of HK$0.9327 each in respect of the Consideration Shares
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Lotsgain"	Lotsgain Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of NWI
"Macau"	the Macau Special Administrative Region of the PRC
"NWCI"	New World Infrastructure (China) Investment Limited, a wholly-foreign owned enterprise established by NWI under the laws of the PRC
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"NWD Directors"	the directors of NWD as at the date of this announcement
"NWD Group"	NWD and its subsidiaries
"NWD Shareholders"	the holders of shares in the issued share capital of NWD
"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWI Consideration Shares"	approximately 853 million new PPC Shares to be issued at HK$0.9327 per PPC Share on Completion, as part of the consideration payable by PPC to NWI for the Infrastructure Assets Acquisition
"NWI Directors"	the directors of NWI as at the date of this announcement
"NWI Group"	NWI and its subsidiaries
"NWI Independent Board Committee"	the independent board committee constituted by three independent non-executive directors of NWI for the purpose of considering and advising the NWI Shareholders in connection with the Services Assets Acquisition and the Infrastructure Assets Acquisition
"NWI Notes"	the US$45 million floating rate notes due 2003 issued by NWI on 23 February, 2000
"NWI Shareholders"	the holders of NWI Shares
"NWI Shares"	the shares of HK$1.00 each in the issued share capital of NWI
"NWS"	New World Services Limited, a company incorporated in the Cayman Islands with limited liability and which is approximately 52.35%-owned by NWD
"NWS Consideration Shares"	approximately 11,701 million new PPC Shares to be issued at HK$0.9327 per PPC Share as the consideration payable by PPC to NWS Shareholders for the Services Assets Acquisition
"NWS Group"	NWS, its subsidiaries and its interests in associated companies
"NWS Shareholders"	the holders of NWS Shares
"NWS Shares"	the shares of HK$0.10 each in the issued share capital of NWS
"Operating Companies"	the Highway Companies, the Bridge Companies, the Power Companies, the Water Companies and the Tangjin Highway Companies
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"PPC Board"	the board of directors of PPC
"PPC Distribution Shares"	being approximately 5,592 million PPC Shares comprising the 1,544,976,000 existing PPC Shares held by NWI, approximately 853 million NWI Consideration Shares and the 3,193,654,306 PPC Shares to be issued and allotted upon conversion in full of the Preference Shares
"PPC Group"	PPC and its subsidiaries
"PPC Shareholders"	the holders of PPC Shares
"PPC Shares"	the ordinary shares of HK$0.10 each in the issued share capital of PPC
"Ports Business"	the investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts in the PRC
"Power Companies"	the CJVs and EJVs in which NWI holds an indirect interest and which operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau
"PRC"	the People's Republic of China which, for the purposes of this announcement, shall exclude Taiwan, Hong Kong and Macau
"Preference Shares"	3,193,654,306 4% cumulative convertible redeemable preference shares of HK$0.10 each in the issued share capital of PPC held by Seashore Development Limited, representing approximately 155.03% of the issued ordinary share capital of PPC as at the date of this announcement, which can be converted into 3,193,654,306 PPC Shares at the option of Seashore Development Limited, a wholly-owned subsidiary of NWI. A summary of the terms of the Preference Shares is contained in a joint announcement issued by NWI and PPC dated 23 December, 1999
"Record Date"	9 January, 2003 (or such other date as the board of directors of NWI or a committee thereof may decide), being the date by reference to which entitlements of NWI Shareholders to the PPC Distribution Shares under the Distribution are to be determined
"Reorganisation"	the Infrastructure Assets Acquisition, the Services Assets Acquisition and the Distribution
"Sale Companies"	a total of 42 companies incorporated in the British Virgin Islands through which NWI holds its effective interest in the Infrastructure Assets
"Sale Group Companies"	the Sale Companies and their respective subsidiaries and joint ventures
"Sallmanns"	Sallmanns (Far East) Limited, an independent professional valuer
"Services Assets"	the businesses of the NWS Group prior to Completion which comprise facilities, contracting, transport, financial and environmental services
"Services Assets Acquisition"	the acquisition of the entire issued share capital of NWS by PPC from the NWS Shareholders pursuant to the Services Assets Sale Agreement
"Services Assets Acquisition Conditions"	the conditions precedent to the completion of the Services Assets Acquisition as set out under the section headed "Conditions of the Services Assets Acquisition" in this announcement
"Services Assets Sale Agreement"	the conditional sale and purchase agreement between NWD, PPC and NWS Shareholders dated 21 October, 2002 relating to the Services Assets Acquisition
"Shareholder's Loans"	the shareholder's loans owing from the Sale Group Companies to Lotsgain, which as at 30 September, 2002, amounted to approximately HK$6,020 million
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under section 2 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Tangjin Highway Companies"	the 14 CJVs 60%-owned by NWCI which operate the Tangjin Expressway (Tianjin North section) in Tianjin in the PRC
"Tangjin Loans"	the shareholder's loans owing from the Tangjin Highway Companies to NWCI, which as at 30 September, 2002, amounted to approximately HK$840 million
"TMT Assets"	the telecommunications, media and technology businesses owned by NWI
"Water Companies"	the companies in which NWI holds an indirect interest and which principally operate one water treatment plant in Macau and 15 water treatment plants and a water treatment equipment manufacturing plant in the PRC
"Wuhan Bridge"	Yangtze River Bridge No. 2, a bridge in Wuhan held by Wuhan Bridge Construction Company Limited, one of the Bridge Companies, which forms part of the Infrastructure Assets and which has ceased toll collection as requested by the Wuhan government with effect from 1 October, 2002

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 21 October, 2002

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

REORGANISATION OF NEW WORLD INFRASTRUCTURE LIMITED, PACIFIC PORTS COMPANY LIMITED AND NEW WORLD SERVICES LIMITED, SUBSIDIARIES OF NEW WORLD DEVELOPMENT COMPANY LIMITED

Acquisition of Infrastructure Assets by Pacific Ports Company Limited from New World Infrastructure Limited

Acquisition of New World Services Limited by Pacific Ports Company Limited from New World Development Company Limited and others

Distribution in specie of shares in Pacific Ports Company Limited by New World Infrastructure Limited

Financial Adviser to New World Development Company Limited and New World Infrastructure Limited

MorganStanley

Joint Financial Advisers to Pacific Ports Company Limited

BOCI Asia Limited **Industrial and Commercial Bank of China (Asia) Limited**

The respective boards of directors of NWD, NWI and PPC are pleased to announce that on 21 October, 2002, agreements were entered into by NWD, NWI and PPC, which would (subject to the fulfilment of specified conditions) result in the reorganisation of the NWD Group.

Reorganisation of NWI, PPC and NWS, subsidiaries of NWD

The Reorganisation comprises:

1. acquisition of the Infrastructure Assets by PPC from NWI for an aggregate consideration (comprising cash, PPC Shares and an undertaking by PPC to pay certain liabilities of NWI) of approximately HK$10,227 million;
2. acquisition of NWS by PPC from the NWS Shareholders for a share consideration of approximately HK$10,913 million; and
3. a distribution of all PPC Distribution Shares held and to be held by NWI to its shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share.

In connection with these acquisitions, PPC will issue approximately 12,554 million Consideration Shares. The Consideration Shares will be issued at the price of HK$0.9327 per share, giving PPC an implied equity value of approximately HK$4,900 million (on a fully-diluted basis) before the Reorganisation. NWI will convert all the Preference Shares into fully-paid PPC Shares in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares. As a result of these acquisitions and conversion of the Preference Shares, PPC will issue a total of approximately 15,748 million new PPC Shares. In connection with the issue of such new PPC Shares, the PPC Board proposes to increase the authorised share capital of the company.

As at the date of this announcement, NWD has an interest of approximately 54.25% in NWI which, in turn, has an interest of 75.00% in the ordinary issued share capital of PPC. When the Reorganisation is completed, NWI will cease to hold any PPC Shares (which will instead be held directly by the NWI Shareholders once the Distribution is completed) with the result that NWD will remain the ultimate holding company of NWI and PPC and will have an interest of approximately 54.25% in NWI and approximately 52.00% in PPC. The Reorganisation is subject to, among other things, the approval of the Independent NWD Shareholders, the Independent NWI Shareholders and the Independent PPC Shareholders.

Reasons for, and Benefits of, the Reorganisation

The respective boards of directors of NWD, NWI and PPC consider the Reorganisation to be a value-enhancing opportunity for NWD, NWI and PPC and their respective shareholders. The terms of the assets acquisition agreements are the result of arm's length negotiations with reference to independent valuations.

- For NWD, the Reorganisation will bring about more efficient corporate and capital structures for the group with better alignment and utilisation of the assets and liabilities of these principal subsidiaries. Furthermore, the more streamlined and efficient corporate and capital structures of these principal subsidiaries will unlock the potential of these subsidiaries and will serve as enhanced platforms for achieving better value for the NWD Shareholders.
- For NWI, the Reorganisation will significantly reduce the company's borrowings and provide NWI Shareholders with the opportunity to own separate shareholdings in two companies, one focusing on telecommunications, media and technology businesses and the other on infrastructure, ports development and services businesses.
- For PPC, the Reorganisation will broaden and deepen the company's assets and scope of business, and PPC is expected to become one of the leading infrastructure, ports development and services companies in Hong Kong, Macau and the PRC.

Details of the Reorganisation

1. *Acquisition of the Infrastructure Assets by PPC*

Pursuant to the Infrastructure Assets Sale Agreement, subject to satisfaction and/or waiver of specified conditions, NWI will sell, and PPC will purchase, the Infrastructure Assets. The aggregate consideration payable by PPC to NWI amounts to approximately HK$10,227 million and is to be satisfied by (i) the payment of the Cash Consideration (approximately HK$8,545 million, subject to adjustment, if any); (ii) the issuance of approximately 853 million NWI Consideration Shares at the issue price of HK$0.9327 per share and (iii) the undertaking by PPC to pay certain liabilities of NWI in the aggregate amount of approximately HK$886 million.

The Infrastructure Assets Acquisition constitutes a major and connected transaction for each of NWI and PPC and therefore requires the approvals of the Independent NWI Shareholders and the Independent PPC Shareholders under the Listing Rules. Such acquisition is also a discloseable and connected transaction for NWD and therefore requires the approval of the Independent NWD Shareholders under the Listing Rules.

2. *Acquisition of NWS by PPC*

Pursuant to the Services Assets Sale Agreement, subject to satisfaction and/or waiver of specified conditions, the NWS Shareholders will sell, and PPC will purchase, the entire issued share capital of NWS, the holding company of the Services Assets. The consideration for the entire issued share capital of NWS amounts to approximately HK$10,913 million and is to be satisfied by the issuance of approximately 11,701 million NWS Consideration Shares at the issue price of HK$0.9327 per share, which represents a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share.

The Services Assets Acquisition constitutes a major and connected transaction for each of NWI and PPC and therefore requires the approvals of the Independent NWI Shareholders and the Independent PPC Shareholders under the Listing Rules. Such acquisition is also a discloseable and connected transaction for NWD and therefore requires the approval of the Independent NWD Shareholders under the Listing Rules.

Completion of each of the agreements described above is inter-conditional and, subject to satisfaction and/or waiver of the relevant conditions, will take place simultaneously.

3. *Distribution of PPC Distribution Shares by NWI*

NWI will convert its entire holding of 3,193,654,306 Preference Shares into fully-paid PPC Shares at Completion. Conversion will be in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares.

Following Completion, subject to the approval of the NWI Shareholders in general meeting, NWI's entire holding of approximately 5,592 million PPC Shares will be distributed to the NWI Shareholders, resulting in the NWI Shareholders holding direct interests in PPC instead of indirect interests through NWI. The Distribution will be made to the NWI Shareholders whose names appear on the register of members of NWI on the Record Date in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share.

The register of members of NWI will be closed from 7 January, 2003 to 9 January, 2003 (both days inclusive) for the purpose of determining the entitlements of the NWI Shareholders to the PPC Distribution Shares. No transfer of NWI Shares may be registered during this book closure period.

In connection with the Reorganisation, PPC will issue approximately 12,554 million new PPC Shares as Consideration Shares and 3,193,654,306 PPC Shares pursuant to conversion in full of the Preference Shares. PPC's ordinary issued share capital will be increased from approximately 2,060 million shares as at the date of this announcement to approximately 17,808 million shares immediately after the Reorganisation.

Pursuant to the Reorganisation, the PPC Board proposes to increase the authorised share capital of PPC and to change the name of PPC to NWS Holdings Limited.

Circulars containing, among other things, details of the Reorganisation, the recommendations from the respective independent board committees and the letters of advice from the respective independent financial advisers, together with the notices convening the respective general meetings will be despatched by NWD, NWI and PPC to their respective shareholders as soon as practicable.

Trading in NWD Shares, NWI Shares and PPC Shares on the Stock Exchange was suspended with effect from 9:36 a.m. on 17 October, 2002 at the request of NWD, NWI and PPC respectively pending the publication of this announcement. Applications have been made by NWD, NWI and PPC for the resumption of trading NWD Shares, NWI Shares and PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 22 October, 2002.

OVERVIEW

The respective boards of directors of NWD, NWI and PPC are pleased to announce that on 21 October, 2002, NWD, NWI, PPC and the NWS Shareholders entered into the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, which, after Completion, would result in a reorganisation of NWI, PPC and NWS, subsidiaries of NWD. Completion of the agreements is subject to, among other things, the approvals of the Independent NWD Shareholders, the Independent NWI Shareholders and the Independent PPC Shareholders. In addition, completion of each of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement is conditional upon completion of the other agreement and will, subject to satisfaction and/or waiver of the respective conditions specified in the agreements, take place simultaneously. Details of these agreements are set out in the sections headed "Infrastructure Assets Sale Agreement" and "Services Assets Sale Agreement" below.

The board of directors of NWI also wishes to announce that it has passed a resolution to distribute NWI's entire holding of PPC Shares following Completion to the NWI Shareholders. The Distribution is subject to Completion and the approval of the NWI Shareholders. Details of the Distribution are set out in the section headed "The Distribution" below.

The PPC Board also wishes to announce proposals to increase PPC's authorised share capital and to change the company's name. The proposed increase in authorised share capital and change of name are subject to Completion and the approval of the PPC Shareholders. Details of the proposed increase in authorised share capital and change of name are set out in the section headed "Information on the PPC Group" below.

The Reorganisation comprises:

- acquisition of the Infrastructure Assets by PPC from NWI for an aggregate consideration of approximately HK$10,227 million, representing the aggregate value of (i) the Cash Consideration (approximately HK$8,545 million, subject to adjustment, if any); (ii) approximately 853 million NWI Consideration Shares at the issue price of HK$0.9327 per share and (iii) the undertaking by PPC to pay certain liabilities of NWI in the aggregate amount of approximately HK$886 million;
- acquisition of the entire issued share capital of NWS by PPC from the NWS Shareholders for a consideration of approximately HK$10,913 million, which is to be satisfied by the issuance of approximately 11,701 million NWS Consideration Shares at the issue price of HK$0.9327 per share, which represents a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share; and
- a distribution of the entire holding of approximately 5,592 million PPC Distribution Shares by NWI following Completion to the NWI Shareholders in the ratio of approximately 5.87 PPC Distribution shares to one NWI Share, which will include 3,193,654,306 PPC Shares to be issued to NWI upon conversion in full of the Preference Shares.

The ordinary issued share capital of PPC will be increased from approximately 2,060 million shares as at the date of this announcement to approximately 17,808 million shares upon issuance of the Consideration Shares and 3,193,654,306 PPC Shares pursuant to conversion in full of the Preference Shares.

As at the date of this announcement, NWD has an interest of approximately 54.25% in NWI which, in turn, has an interest of 75.00% in the ordinary issued share capital of PPC. When the Reorganisation is completed, NWI will cease to hold any PPC Shares while NWD will remain the ultimate holding company of NWI and PPC.

The NWD Group's simplified corporate structures before and after the Reorganisation can be illustrated by the following charts:

Before the Reorganisation


NWD*
54.25%[1]
52.35%
NWI*
NWS
Infrastructure Assets
Services Assets
TMT Assets
75.00%
PPC*
Ports Business

Note 1: In addition to the interest of approximately 54.25%, NWD also has an indirect interest of approximately 0.35% in NWI held by Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.

* *Listed on the Stock Exchange*

After the Reorganisation


NWD*
54.25%
52.00%
NWI*
PPC*
TMT Assets
Ports Business
Infrastructure Assets
100%
NWS[2]
Services Assets

Note 2: As at the date of this announcement, NWS holds an interest of approximately 0.35% in NWI through a wholly-owned subsidiary. Following completion of the Reorganisation, NWS will continue to hold an interest of approximately 0.35% in NWI and NWS will hold an interest of approximately 0.11% in PPC.

* *Listed on the Stock Exchange*

The following table illustrates the simplified shareholding structure of the NWD Group as at the date of this announcement and after the Reorganisation.

	BEFORE				AFTER			
	Approximate % ownership of the ordinary issued share capital as at the date of this announcement PPC	Number of shares as at the date of this announcement PPC	Approximate % ownership of the ordinary issued share capital as at the date of this announcement NWI	Number of shares as at the date of this announcement NWI	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation PPC	Number of shares immediately after the Reorganisation PPC	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation NWI	Number of shares immediately after the Reorganisation NWI
NWD	–	–	54.25	516,561,485	52.00	9,258,289,156	54.25	516,561,485
NWI	75.00	1,544,976,000	–	–	–	–	–	–
PPC	–	–	–	–	0.11[(2)]	19,709,112	0.35[(2)]	3,357,600
Directors[(1)]	–	–	0.18	1,706,800	0.06	11,353,000	0.18	1,706,800

(1) For the purposes of this table, directors means directors of PPC or NWI as the case may be.

(2) PPC will have an indirect interest of approximately 0.11% in itself and an interest of approximately 0.35% in NWI through Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.

REASONS FOR, AND BENEFITS OF, THE REORGANISATION

The respective boards of directors of NWD, NWI and PPC believe that the Reorganisation will be highly beneficial to NWD, NWI and PPC and their respective shareholders. It will transform the companies and the NWD Group as a whole, and is intended to give each company a capital structure that matches its business profile and risks and to allow each company to pursue a clear business and growth strategy.

NWD Benefits

The Reorganisation will bring about more streamlined and efficient corporate and capital structures for the NWD Group, with better alignment and utilisation of assets and liabilities of these principal subsidiaries. As a result of the injection of the Infrastructure Assets and the Services Assets into PPC, PPC is expected to enjoy a healthy capital structure and a reasonable level of debt serviced by stronger cash flows. The board of directors of NWD believes that the more streamlined and efficient corporate and capital structures of these principal subsidiaries will unlock the potential of these subsidiaries and will serve as enhanced platforms for achieving better value for the NWD Shareholders.

NWI Benefits

The Reorganisation will significantly reduce the company's borrowings and at the same time, provide the NWI Shareholders with the opportunity to own separate shareholdings in two companies, one focusing on telecommunications, media and technology businesses and the other on infrastructure, ports development and services businesses, each with a clear business strategy and appropriate capital structure. As at 30 June, 2002, NWI's net gearing ratio (being the ratio of net debt to equity) is 72.23%, the ratio is expected to fall to below 15.00% immediately after the Reorganisation. The audited net tangible assets of the NWI Group as at 30 June, 2002 is approximately HK$11,877 million. The distribution of NWI's entire holding of PPC Distribution Shares to NWI Shareholders will give NWI Shareholders direct shareholdings in both NWI and PPC.

PPC Benefits

The Reorganisation will broaden and deepen the company's assets and scope of business. PPC is expected to become one of the leading infrastructure, ports development and services companies in Hong Kong, Macau and the PRC. Financial information regarding the businesses which will become constituent parts of PPC is set out in the section headed "Financial Information" below. As at 30 June, 2002, (i) the audited net tangible assets of the PPC Group (before the Reorganisation) was approximately HK$3,682 million, while (ii) the audited net tangible assets of the NWS Group (which holds the Services Assets) and (iii) the unaudited pro forma combined net tangible assets of the Sale Group Companies and the Tangjin Highway Companies (which together hold the Infrastructure Assets), together with the Shareholder's Loans and the Tangjin Loans due to the NWI Group were approximately HK$4,525 million and approximately HK$9,024 million, respectively. The aggregate value of (i), (ii) and (iii) is approximately HK$17,231 million, being 4.68 times of the audited net tangible assets of the PPC Group before the Reorganisation. Such aggregate value, calculated from historical figures, does not take into account new borrowings which would be taken up by PPC and the cash from PPC's internal resources for satisfying the consideration for the Infrastructure Assets Acquisition and the Services Assets Acquisition.

APPROVAL BY INDEPENDENT BOARD COMMITTEES

NWD will establish an independent board committee to advise the Independent NWD Shareholders in respect of the Reorganisation; and N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to the independent board committee.

NWI has established the NWI Independent Board Committee comprising three independent non-executive directors, namely Dr. Li Kwok-Po, David, Mr. Cheng Wai-Chee, Christopher and Mr. Gary William John Coull to advise the Independent NWI Shareholders in respect of the Infrastructure Assets Acquisition and the Services Assets Acquisition; and Anglo Chinese Corporate Finance, Limited has been appointed as the independent financial adviser to the NWI Independent Board Committee.

PPC will establish an independent board committee to advise the Independent PPC Shareholders in respect of the Infrastructure Assets Acquisition and the Services Assets Acquisition; and Commerzbank AG, Hong Kong Branch has been appointed as the independent financial adviser to the independent board committee.

DETAILS OF THE REORGANISATION

1. INFRASTRUCTURE ASSETS SALE AGREEMENT

Date

21 October, 2002

Parties

Vendor: NWI

Purchaser: PPC

The Infrastructure Assets Acquisition

Pursuant to the Infrastructure Assets Sale Agreement:

- NWI will procure its wholly-owned subsidiary, Lotsgain to sell, and PPC will purchase, the entire issued share capital of the Sale Companies;
- NWI will procure Lotsgain to assign all of its rights and benefits under the outstanding Shareholder's Loans to PPC absolutely;
- NWI will enter into the Deed of Trust in respect of the transfer of the rights and benefits, liabilities and obligations accruing to NWI (from the date of Completion) in respect of its indirect interest (through NWCI) in the Tangjin Highway Companies (including the Tangjin Loans) to PPC. Pursuant to the Deed of Trust, PPC will also undertake to repay the principal and interest outstanding from NWCI (as borrower) under the BOC Loan from time to time as they fall due;
- PPC will make an up-front payment representing the face value of the NWI Notes, subject to adjustment, if any.

NWI's interests in the Sale Companies and the Tangjin Highway Companies as at 30 June, 2002, and the Shareholder's Loans and the Tangjin Loans as at 30 September, 2002 had an aggregate value of approximately HK$10,227 million. The Sale Companies are wholly-owned subsidiaries of NWI through which NWI holds its effective interests in the Operating Companies (other than the Tangjin Highway Companies held by NWCI). Following completion of the Reorganisation, the net assets and the financial results of the Sale Companies will cease to be consolidated, and NWCI's interest in the Tangjin Highway Companies will cease to be equity accounted for, in the consolidated financial statements of NWI.

Following Completion, the Sale Companies will become wholly-owned subsidiaries of PPC and will be consolidated in the consolidated financial statements of PPC. The Tangjin Highway Companies will be equity accounted for in the consolidated financial statements of PPC.

The Infrastructure Assets represent all of NWI's interests in its traditional infrastructure assets, that is, road, bridge, tunnel, water treatment and power plant investments.

Consideration

The aggregate consideration payable by PPC to NWI pursuant to the Infrastructure Assets Acquisition amounts to approximately HK$10,227 million and has been determined on the basis of arm's length negotiations with reference to an independent valuation of the Infrastructure Assets prepared by Sallmanns valuing the Infrastructure Assets at approximately HK$10,160 million as at 30 June, 2002 which, after adjusting for certain corporate expenses and the Book Value, comes to approximately HK$10,227 million. The value of the consideration represents 1.13 times of the net tangible assets of the Infrastructure Assets as at 30 June, 2002. The valuation of the Infrastructure Assets was determined on an income approach known as the discounted cash flow method. The aggregate consideration is to be satisfied by:

- the payment of the Cash Consideration, which will be financed by external loans and internal resources of PPC, by PPC to NWI (subject to adjustment, if any, as set out in the section headed "Adjustment to the Cash Consideration" below);
- the issuance of the NWI Consideration Shares by PPC to NWI or its nominee at the Issue Price; and
- the undertaking by PPC to repay the principal and interest outstanding from NWCI under the BOC Loan.

Adjustment to the Cash Consideration

If any additional shareholder's loans are made by NWI and/or Lotsgain to the Sale Group Companies or by NWCI to the Tangjin Highway Companies between 1 October, 2002 and Completion and not repaid before Completion, PPC will acquire such loans for cash at their face value. If any Shareholder's Loans or Tangjin Loans are repaid between 1 October, 2002 and Completion, the Cash Consideration will be reduced on a dollar-for-dollar basis. An announcement will be made by NWI and PPC if there is any material change to the Shareholder's Loans and/or the Tangjin Loans. There has been no material change in the balance of the Shareholder's Loans and/or the Tangjin Loans since 30 September, 2002 up to the date of this announcement.

Pursuant to the Infrastructure Assets Sale Agreement, PPC undertakes that, if so requested by NWI in certain circumstances, PPC will execute a deed poll to assume the liabilities of NWI under the outstanding NWI Notes with effect from Completion. In such event, the Cash Consideration will be reduced by such amount representing the outstanding liabilities of NWI under the NWI Notes which will have been assumed by PPC.

PPC is acquiring an effective interest of approximately 48.86% in Wuhan Bridge from NWI at the Book Value, subject to adjustment depending on the Compensation Amount. If the Compensation Amount exceeds the Book Value, PPC will pay to NWI an amount equivalent to half of the amount by which the Compensation Amount exceeds the Book Value. If the Compensation Amount is less than the Book Value, NWI will pay to PPC an amount equivalent to the amount by which the Book Value exceeds the Compensation Amount.

Taking into consideration the above reasons and factors, the NWI Directors and the PPC Board believe that the aggregate consideration of approximately HK$10,227 million for the Infrastructure Assets Acquisition to be fair and reasonable. The NWI Directors and the PPC Board also consider the terms of the Infrastructure Assets Sale Agreement (including the Cash Consideration, the number of NWI Consideration Shares and the Issue Price) to be fair and reasonable and in the best interests of their respective shareholders.

NWI Consideration Shares

The NWI Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWI Consideration Shares represent:

- approximately 41.41% of the existing issued ordinary share capital of PPC;
- approximately 5.84% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 4.79% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of all the Preference Shares.

The Issue Price of HK$0.9327 per NWI Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC was determined on an income approach known as the price/earnings multiple method. Details of the valuation and the rationale for using the price/earnings multiple method will be included in the shareholders' circular of NWI. The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.402 per PPC Share as quoted on the Stock Exchange from 2 October, 2002 to 16 October, 2002, being the last 10 trading days prior to the date of suspension of trading in the PPC Shares on the Stock Exchange; and
- a premium of approximately 119.46% to the closing price of HK$0.425 per PPC Share as quoted on the Stock Exchange on 16 October, 2002, being the last trading day prior to the date of suspension of trading in the PPC Shares on the Stock Exchange.

The NWI Directors and the PPC Board believe that the Issue Price and the Cash Consideration are fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June, 2002 of approximately HK$0.7008 per PPC Share on a fully-diluted basis, assuming conversion in full of the Preference Shares.

Conditions of the Infrastructure Assets Acquisition

Completion of the Infrastructure Assets Acquisition is conditional upon, among other things, the following Infrastructure Assets Acquisition Conditions:

- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein;
- PPC having obtained financing for the Cash Consideration on terms satisfactory to PPC and all the conditions precedent relevant to such financing arrangements having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;
- the passing at a general meeting of PPC by the Independent PPC Shareholders of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein, the increase in the authorised share capital of PPC and the allotment and issuance of the NWI Consideration Shares;
- all the conditions precedent to the Services Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;
- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWI Consideration Shares and the PPC Shares to be issued upon conversion of the Preference Shares and such approval not having been subsequently revoked prior to Completion;
- the release of NWI from certain guarantees in relation to loans taken out by Asia Container Terminals Limited to facilitate it in completing the construction of Container Terminal No. 9 on Tsing Yi Island, New Territories, Hong Kong and such release remaining in full force and effect;
- the waiver of pre-emptive right from the existing shareholders of certain Sale Group Companies and the release of NWI and Lotsgain from certain related guarantees and such waiver and release remaining in full force and effect;
- the passing at a general meeting of NWI of a resolution to approve a distribution in specie of the PPC Distribution Shares to the NWI Shareholders in accordance with the articles of association of NWI; and
- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWI Consideration Shares and any matters or actions contemplated by the Infrastructure Assets Sale Agreement.

Under the Infrastructure Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Infrastructure Assets Acquisition Conditions. Completion of the Infrastructure Assets Acquisition will take place on the later of: (i) 15 January, 2003; or (ii) the third business day (Saturdays excepted) after the day on which the Infrastructure Assets Sale Agreement becomes unconditional, or on such other date as NWI and PPC may mutually agree in writing. Completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are inter-conditional and, subject to satisfaction and/or waiver of the relevant conditions, will take place simultaneously.

If the Infrastructure Assets Acquisition Conditions are not satisfied or waived on or before 30 June, 2003 (or such other date as NWI and PPC may agree), the Infrastructure Assets Sale Agreement will lapse and an announcement will be made accordingly. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement to be completed on 15 January, 2003.

Information on the Infrastructure Assets

The Infrastructure Assets comprise all of NWI's effective interests in the Highway Companies, the Tangjin Highway Companies, the Bridge Companies, the Power Companies and the Water Companies.

The Highway Companies operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC and the Tate's Cairn Tunnel in Hong Kong. The Tangjin Highway Companies operate the Tangjin Expressway (Tianjin North Section) in Tianjin in the PRC. The Bridge Companies operate three toll bridges in Guangdong and Tianjin in the PRC. NWI has an effective interest of approximately 48.86% in the Bridge Company which owns Wuhan Bridge.

The Highway Companies, the Tangjin Highway Companies and the Bridge Companies provide a network of expressways, roadways and bridges for freight and passenger transport in Guangdong, Guangxi, Shanxi, Tianjin and Wuhan in the PRC and Hong Kong.

The Power Companies operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau.

The Water Companies operate one water treatment plant in Macau, 15 water treatment plants in the PRC and one water treatment equipment manufacturing plant in the PRC.

The NWI Directors currently have no plans to dispose of any other operations of the NWI Group to the PPC Group. Any future transactions between the NWI Group and the PPC Group will be subject to the Listing Rules.

Use of Proceeds by NWI

The NWI Consideration Shares will be distributed by NWI to the NWI Shareholders as described in the section headed "The Distribution" below.

The Cash Consideration will be used by NWI to voluntarily repay NWI's existing creditors in the aggregate amount of approximately HK$8.545 million.

Non-compete Undertaking of NWI

Pursuant to the terms of the Infrastructure Assets Sale Agreement, NWI has given a non-compete undertaking to PPC such that, among other things, NWI will not and will procure that its subsidiaries will not in any relevant capacity during 15 years from the date of Completion directly or indirectly carry on any investment, development, operation or management of toll roads, toll bridges, tunnels, water treatment plants, power plants or tunnels or the manufacture, trading or sale of water treatment equipment anywhere in the world (other than certain permitted activities).

SERVICES ASSETS SALE AGREEMENT

Date

21 October, 2002

Parties

Warrantors: NWD and CTFEL

Vendor: NWS Shareholders

Purchaser: PPC

The Services Assets Acquisition

Pursuant to the Services Assets Sale Agreement, the NWS Shareholders will sell, and PPC will purchase, the entire issued share capital of NWS for a consideration of approximately HK$10,913 million. NWS is an approximately 52.35%-owned subsidiary of NWD through which NWD holds its effective interests in the NWS Group.

Following Completion, NWS will become a wholly-owned subsidiary of PPC. The NWS Group represents all of NWD's interests in its Services Assets.

Consideration

The consideration payable by PPC to the NWS Shareholders pursuant to the Services Assets Acquisition amounts to approximately HK$10,913 million and has been determined on the basis of arm's length negotiations with reference to an independent valuation of the NWS Group prepared by American Appraisal, valuing the NWS Group at HK$11,003 million as at 30 June, 2002 which, after adjusting for the amount of cash dividends of approximately HK$89.61 million elected by the NWS Shareholders, comes to approximately HK$10,913 million. The valuation of the NWS Group was determined on an income approach known as the discounted cash flow method. The consideration is to be satisfied by the issuance of the NWS Consideration Shares by PPC to the NWS Shareholders or their nominees at the Issue Price of HK$0.9327 per NWS Consideration Share, giving PPC an implied equity value of approximately HK$4,900 million (on a fully-diluted basis) before the Reorganisation. The NWS Consideration Shares represent a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share which is arrived at on the basis of the consideration for the Services Assets Acquisition. The value of the consideration of the entire issued share capital of NWS represents 2.41 times of the net tangible assets of the NWS Group.

Taking into consideration the above reasons and factors, the NWD Directors, the NWI Directors and the PPC Board believe that the consideration of approximately HK$10,913 million in respect of the Services Assets Acquisition to be fair and reasonable. The NWD Directors, the NWI Directors and the PPC Board also consider the terms of the Services Assets Sale Agreement (including the Issue Price) to be fair and reasonable and in the best interests of their respective shareholders.

NWS Consideration Shares

The NWS Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWS Consideration Shares represent:

- approximately 568.02% of the existing issued ordinary share capital of PPC;
- approximately 80.07% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 65.71% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of the Preference Shares.

The Issue Price of HK$0.9327 per NWS Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC was determined on an income approach known as the price/earnings multiple method. Details of the valuation and the rationale for using the price/earnings multiple method will be included in the shareholders' circular of PPC. The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.402 per PPC Share as quoted on the Stock Exchange from 2 October, 2002 to 16 October, 2002, being the last 10 trading days prior to the date of suspension in trading of the PPC Shares on the Stock Exchange; and
- a premium of approximately 119.46% to the closing price of HK$0.425 per PPC Share as quoted on the Stock Exchange on 16 October, 2002, being the last trading day prior to the date of suspension of trading in the PPC Shares on the Stock Exchange.

The NWD Directors, the NWI Directors and the PPC Board believe that the Issue Price is fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June, 2002 of approximately HK$0.7008 per PPC Share on a fully-diluted basis, assuming conversion in full of the Preference Shares.

Conditions of the Services Assets Acquisition

Completion of the Services Assets Acquisition is conditional upon, among other things, the following Services Assets Acquisition Conditions:

- the passing at a general meeting of NWD by the Independent NWD Shareholders of a resolution to approve the Reorganisation and related matters;
- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein;
- the passing at a general meeting of PPC by the Independent PPC Shareholders, or the PPC Shareholders, as the case may be, of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein, the increase in the authorised share capital of PPC and the allotment and issuance of the NWS Consideration Shares;
- all the conditions precedent to the Infrastructure Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of the parties under the Services Assets Sale Agreement;
- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWS Consideration Shares and such approval not having been subsequently revoked prior to Completion;
- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWS Consideration Shares and any matters or actions contemplated under the Services Assets Sale Agreement; and
- if so required, the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals necessary for the Services Assets Acquisition by PPC and/or NWS having been obtained by NWD and/or PPC and/or NWS from appropriate governments, governmental or trade agencies, courts or other regulatory bodies or lenders or creditors on terms reasonably satisfactory to PPC and/or NWD (as the case may be) and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals remaining in full force and effect.

Under the Services Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Services Assets Acquisition Conditions. Completion of the Services Assets Acquisition will take place on the later of: (i) 15 January, 2003; or (ii) the third business day (Saturdays excepted) after the day on which the Services Assets Sale Agreement becomes unconditional, or on such other date as NWD and PPC may mutually agree in writing. Completion of the Services Assets Sale Agreement and the Infrastructure Assets Sale Agreement are inter-conditional and, subject to satisfaction or waiver of the relevant conditions, will take place simultaneously.

If the Services Assets Acquisition Conditions are not satisfied or waived on or before 30 June, 2003 (or such other date as NWD and PPC may agree), the Services Assets Sale Agreement will lapse. The NWD Directors and the PPC Board expect the Services Assets Sale Agreement to be completed on 15 January 2003.

Non-compete and Engagement Undertakings of NWD

It is a term of the Services Assets Sale Agreement that, at Completion, NWD and PPC will enter into a deed of non-compete and engagement undertakings pursuant to which NWD will undertake to PPC that within the period of 15 years from the date of Completion, NWD will not and will procure that its subsidiaries (other than members of the PPC Group) will not, other than pursuant to certain exceptions (details of which will be set out in the circulars to the respective shareholders of NWD and PPC), directly or indirectly, participate in, hold any right or interest in:

(a) any of the services comprised in the Services Assets anywhere within Asia; or

(b) any of the projects comprised in the Infrastructure Assets anywhere in the world.

In addition, NWD will, pursuant to the deed of non-compete and engagement undertakings (subject to certain qualifications to be set out in the circulars to the respective shareholders of NWD and PPC), undertake to PPC, in relation to all requirements in Hong Kong of the NWD Group for the provision of any services comprised in the Services Assets of the NWS Group, to engage the PPC Group for the provision of such services for a period of 15 years from the date of Completion.

Non-Disposal Undertaking

Under the Services Assets Sale Agreement, each of the NWS Shareholders has given an undertaking to PPC not to sell, encumber or otherwise dispose of any of the NWS Consideration Shares allotted to it within the period of six months following completion of the Services Assets Acquisition, except with the prior consent of PPC or for disposal of any of the NWS Consideration Shares to NWD or its nominee.

Information on the NWS Group

The NWS Group is a conglomerate providing a diversified range of services to a broad base of customers. The NWS Group's businesses are currently organised into five major divisions, namely Facilities, Contracting, Transport, Financial and Environmental Services. A brief description of each division is set out below.

Facilities

(a) *Convention and exhibition operations:* the principal operating company is Hong Kong Convention and Exhibition Centre Management Limited (wholly-owned by NWS) which operates and manages the Hong Kong Convention and Exhibition Centre and provides consultancy and advisory services in relation to design and operation of convention and exhibition facilities and related functions such as the setting up of media and broadcasting centres for major international functions.

(b) *Property management:* the principal operating companies are Urban Property Management Limited, Kiu Lok Service Management Company Limited and Urban Parking Limited (all wholly-owned by NWS) and International Property Management Limited (99%-owned by NWS) which undertake the provision of property management services and related services, including property sales and leasing agency, property management consultancy and carpark management.

(c) *Security and guarding:* the principal operating companies are General Security (HK) Limited and Uniformity Security Company Limited, (both wholly-owned by NWS), which provide a full range of security and related business including guarding services in the residential, commercial and industrial sectors, security system installation, maintenance and alarm monitoring, armoured transport services and supply of security products.

(d) *Cleaning and laundry:* the principal operating companies are Pollution & Protection Services Limited, Wai Hong Cleaning & Pest Control Company Limited and New China Laundry Limited (all wholly-owned by NWS) which provide a diversified range of services, including building and office cleaning, and laundry.

Contracting

(a) *Construction:* the principal operating company is Hip Hing Construction Company Limited, (wholly-owned by NWS), which provides a comprehensive range of construction and related services such as building construction, civil engineering, foundation, demolition, building services, decoration and fitting-out works, construction management, building equipment and materials supply. The NWS Group also provides a broad range of related services covering the provision of individual specialist construction services to the complete design and construction of buildings on a turnkey basis.

(b) *E&M Engineering:* the principal operating companies are Young's Engineering Holdings Limited and Tridant Engineering Company Limited (both wholly-owned by NWS), which provide and install a wide range of building-related E&M engineering works including air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, and electrical systems. The range of services cover the provision of individual specialist E&M engineering trade services to the complete design and installation of electrical and mechanical systems.

Transport

The principal operating companies are New World First Bus Services Limited, New World First Ferry Services Limited, and New World First Ferry Services (Macau) Limited, all of which are wholly-owned by NWS. New World First Bus Services Limited was awarded the bus franchise of 88 routes in March 1998 and built up a fleet size of 760 buses currently serving 100 routes in Hong Kong. New World First Ferry Services Limited operates a total of 11 routes serving outlying islands and inner harbour routes. New World First Ferry Services (Macau) Limited provides ferry services between Hong Kong and Macau.

Financial

The principal operating companies are New World Insurance Services Limited (wholly-owned by NWS), Tai Fook Securities Group Limited (20%-owned by NWS) and Tricor Holdings Limited (23%-owned by NWS), which provide international risk management and insurance broking services, securities services, and secretarial services respectively.

Environmental

The principal operating companies are Hong Kong Island Landscape Company Limited (wholly-owned by NWS) and Far East Landfill Technologies Limited (47%-owned by NWS). Hong Kong Island Landscape Company Limited provides landscaping consultancy, plant hire and maintenance services while Far East Landfill Technologies Limited operates the North East New Territories Landfill in Fanling, one of Asia's largest landfill sites.

THE DISTRIBUTION

NWI will convert all the Preference Shares into fully-paid PPC Shares immediately prior to Completion in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares.

Immediately following Completion and the conversion in full of all the Preference Shares, NWI will hold an aggregate of approximately 5,592 million PPC Distribution Shares, representing approximately 31.40% of the enlarged issued ordinary share capital of PPC after taking into account the issuance of the Consideration Shares, but without taking into account any PPC Shares which may be issued upon exercise of any share options granted under the employee share option scheme of PPC.

The board of directors of NWI has passed a resolution, subject to the approval of the NWI Shareholders in general meeting, to distribute the PPC Distribution Shares to the NWI Shareholders by way of a distribution in specie in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share held on the Record Date.

No distribution of the PPC Distribution Shares will be made to NWI Shareholders in respect of fractional entitlements. NWI will sell any PPC Distribution Shares aggregated from fractional entitlements, and will keep the proceeds from such sale for its own benefit.

Conditions of the Distribution

The Distribution is conditional upon, among other things:

- completion of the Infrastructure Assets Sale Agreement;
- completion of the Services Assets Sale Agreement; and
- the passing of an ordinary resolution by the NWI Shareholders at a general meeting approving the Distribution.

Closure of Register of Members of NWI and Registration Procedures

The register of members of NWI will be closed from 7 January, 2003 to 9 January, 2003 (both days inclusive) for the purpose of determining the entitlements of the NWI Shareholders to the PPC Distribution Shares under the Distribution. No transfer of NWI Shares may be registered during the book closure period.

In order to qualify for the Distribution, all transfers accompanied by the relevant NWI share certificates must be lodged with the Hong Kong branch registrar of NWI, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on 6 January, 2003.

Share Certificates of the PPC Distribution Shares

Definitive certificates of the PPC Distribution Shares are expected to be despatched by ordinary mail to the NWI Shareholders, at their own risk, by no later than 22 January, 2003, assuming that Completion will take place on 15 January, 2003.

NWI Shareholders should note that the Distribution is conditional upon, among other things, the completion of the Infrastructure Assets Sale Agreement and the completion of the Services Assets Sale Agreement, which may or may not take place. NWI Shareholders are advised to exercise caution when dealing in NWI Shares.

PPC Shareholders should note that the completion of the Infrastructure Assets Sale Agreement and the completion of the Services Assets Sale Agreement may or may not take place. PPC Shareholders are advised to exercise caution when dealing in PPC Shares.

NWD Shareholders should note that the Reorganisation is conditional upon, among other things, the completion of the Infrastructure Assets Sale Agreement and the completion of the Services Assets Sale Agreement, which may or may not take place. NWD Shareholders are advised to exercise caution when dealing in NWD Shares.

Tentative Timetable For the Distribution

Last day of dealings in NWI Shares cum entitlement to the PPC Distribution Shares pursuant to the Distribution	2 January, 2003
Commencement of dealings in NWI Shares on an ex-entitlement basis	3 January, 2003
Latest time for lodging transfers of NWI Shares in order to qualify for the Distribution	4:00 p.m. on 6 January, 2003
Register of members for NWI closes	7 January to 9 January, 2003
Record Date	9 January, 2003
Distribution in specie of the PPC Distribution Shares	15 January, 2003

Note: The above timetable is indicative only. A further announcement will be made should there be major changes to the above timetable.

FINANCIAL INFORMATION

Financial Information on the Infrastructure Assets

The unaudited pro forma combined profit and loss accounts of the Sale Group Companies and the Tangjin Highway Companies for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Turnover	617,210	709,919
Operating costs	(361,404)	(273,950)
Operating profit before financing	255,806	435,969
Finance costs	(114,208)	(93,461)
Share of results of jointly controlled entities	579,550	524,719
Profit before taxation	721,148	867,227
Taxation	(72,118)	(49,985)
Profit after taxation	649,030	817,242
Minority interests	(4,985)	(39,813)
Profit available for appropriation	644,045	777,429

The unaudited pro forma combined total assets of the Sale Group Companies and the Tangjin Highway Companies as at 30 June, 2002 was approximately HK$13,220 million and the unaudited pro forma combined net tangible assets of the Sale Group Companies and the Tangjin Highway Companies, together with the Shareholder's Loans and Tangjin Loans due to the NWI Group as at 30 June, 2002 aggregated to approximately HK$9,024 million.

Financial Information on NWS

The audited consolidated profit and loss accounts of NWS for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Turnover	11,666,265	11,712,917
Cost of sales	(9,855,578)	(10,000,822)
Gross profit	1,810,687	1,712,095
Other revenues	211,204	151,829
General and administrative expenses	(837,155)	(821,262)
Other operating expenses	(125,476)	(223,525)
Operating profit before financing	1,059,260	819,137
Finance costs	(82,288)	(110,741)
Share of profits less losses of		
Jointly controlled entities	93,440	51,619
Associated companies	55,558	229,199
Profit before taxation	1,125,970	989,214
Taxation	(193,142)	(169,565)
Profit after taxation	932,828	819,649
Minority interests	(84,091)	(758)
Profit attributable to shareholders	848,737	818,891

The audited consolidated total assets and net tangible assets of NWS as at 30 June, 2002 were approximately HK$13,863 million and HK$4,525 million respectively.

Financial Information on PPC

The audited consolidated profit and loss accounts of PPC for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Turnover	125,057	135,861
Other revenues	6,334	6,421
Staff costs	(41,247)	(48,676)
Depreciation and amortisation	(38,951)	(43,558)
Other operating expenses (net)	(260,920)	(99,690)
Operating loss	(209,727)	(49,642)
Finance costs	(2,930)	(4,592)
Share of results of		
Jointly controlled entities	165,349	151,044
Associated companies	260,707	244,042
Profit before taxation	213,399	340,852
Taxation	(67,162)	(75,080)
Profit after taxation	146,237	265,772
Minority interests	(2,292)	10,366
Profit attributable to shareholders	143,945	276,138

The audited consolidated total assets and net tangible assets of PPC as at 30 June, 2002 were approximately HK$3,817 million and HK$3,682 million respectively.

5. INFORMATION ON THE NWD GROUP

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC. NWD is the ultimate holding company of the NWI Group, the PPC Group and the NWS Group.

6. INFORMATION ON THE NWI GROUP

The NWI Group is principally engaged in the development, investment, operation and/or management of and in: (i) toll roads, expressways, bridges and tunnels; (ii) water treatment plants and water treatment equipment manufacturing business; (iii) power plants; (iv) container terminals; (v) cargo handling and storage facilities; and (vi) telecommunications, media and technology businesses, in Hong Kong, Macau and the PRC. NWI's non-traditional infrastructure projects include mobile communications and data transmission operations in the PRC and the United States of America. NWI is owned as to approximately 54.25% by a wholly-owned subsidiary of NWD and as to approximately 0.35% by a wholly-owned subsidiary of NWS, which, in turn, is approximately 52.35%-owned by NWD.

Following completion of the Infrastructure Assets Acquisition, the projects comprised in the Infrastructure Assets will be operated by the PPC Group, together with the container terminals, cargo handling and storage businesses which are currently operated by the PPC Group. The NWI Group will continue to hold investments and interests in non-traditional infrastructure projects which include mobile communications and data transmission operations in the PRC and the United States of America.

7. INFORMATION ON THE PPC GROUP

The PPC Group is principally engaged in investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC. 75% of PPC's ordinary share capital is owned by an indirect wholly-owned subsidiary of NWI.

Proposal for Increase in Authorised Share Capital

The authorised share capital of PPC is HK$1,180,000,000 which consists of 7,800,000,000 ordinary shares of par value HK$0.10 each and 4,000,000,000 4% cumulative convertible redeemable preference shares of par value HK$0.10 each. As at the date of this announcement, 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares are in issue. The PPC Board proposes to increase the authorised share capital of PPC from HK$1,180,000,000 to HK$2,400,000,000 by the creation of 12,200,000,000 new PPC Shares. The proposed increase in the authorised share capital is subject to the approval of the PPC Shareholders.

Proposal for Change of Name of PPC

As mentioned above, the PPC Group will become a more diversified group following Completion. The PPC Board believes it is desirable to align the company name with the then PPC's diversified business operations. Therefore, the PPC Board proposes that the name of PPC be changed to "NWS Holdings Limited" and that the Chinese name of PPC be changed, for identification purpose only, to "新創建集團有限公司".

The proposed change of name is subject to, among other things, (i) completion of the Infrastructure Assets Acquisition and the Services Assets Acquisition; (ii) approval by the PPC Shareholders at a special general meeting of PPC by way of a special resolution; and (iii) approval by the Registrar of Companies in Bermuda. The proposed change of name will take effect when the new company name is recorded by the Registrar of Companies in Bermuda. PPC will, subject to fulfilment of the foregoing conditions, carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

All existing share certificates of PPC bearing the name of "Pacific Ports Company Limited" shall, after the proposed change of name becoming effective, continue to be evidence of title to the PPC Shares. The circular to be issued by PPC to the PPC Shareholders will contain the proposal for the change of name of PPC, including details relating to the related trading, settlement and delivery arrangements on the Stock Exchange and arrangements for the exchange of share certificates, together with the notice of the special general meeting of PPC for approving such proposal. The change of name of PPC will not affect any of the rights of any PPC Shareholders.

Possible Share Consolidation

As a result of the Reorganisation, the number of issued shares of PPC will increase substantially. The PPC Board is currently considering a proposal to consolidate the PPC Shares after Completion. If the PPC Board considers the consolidation of PPC Shares to be in the interest of PPC and the PPC Shareholders, further details of such proposed consolidation will be provided to PPC Shareholders in the circular to be issued by PPC to the PPC Shareholders.

8. MAJOR, DISCLOSEABLE AND CONNECTED TRANSACTIONS

NWD

The Infrastructure Assets Acquisition constitutes a discloseable and connected transaction for NWD under the Listing Rules. CTFEL is one of the NWS Shareholders selling NWS Shares to PPC under the Services Assets Sale Agreement. The Services Assets Acquisition also constitutes a discloseable and connected transaction for NWD under the Listing Rules. The Reorganisation therefore requires the approval of the Independent NWD Shareholders at a general meeting. CTFEL, the controlling shareholder of NWD, and its associates, will not be allowed to vote on the resolution approving the Reorganisation.

An independent board committee will be formed to consider the Reorganisation. An independent financial adviser, N M Rothschild & Sons (Hong Kong) Limited, has been appointed to advise the independent board committee regarding the Reorganisation.

A circular setting out, among other things, details of the Reorganisation, the recommendation from the independent board committee, the letter of advice from NWD's independent financial adviser, together with the notice convening an extraordinary general meeting to approve the Reorganisation will be despatched to the NWD Shareholders as soon as practicable.

NWD has obtained confirmation from the Securities and Futures Commission that there is no obligation on the part of NWD or any party acting in concert with it to make a general offer to purchase the PPC Shares not proposed to be owned by NWD under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers as a result of the completion of the Reorganisation.

NWI

The Infrastructure Assets Acquisition constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at a general meeting. Mombasa Limited, the controlling shareholder of NWI and an indirect wholly-owned subsidiary of NWD, and its associates, will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition. Financial Concepts Investment Limited, a shareholder of NWI and a wholly-owned subsidiary of NWS, which, in turn, is approximately 52.35%-owned by NWD, and its associates, will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition.

As PPC is a 75.00%-owned subsidiary of NWI and NWS is an approximately 52.35%-owned subsidiary of NWD, the controlling shareholder of NWI, the Services Assets Acquisition constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at a general meeting. Mombasa Limited, Financial Concepts Investment Limited, NWD and their respective associates will not be allowed to vote on the resolution approving the Services Assets Acquisition.

The NWI Independent Board Committee has been formed to consider the Infrastructure Assets Acquisition and the Services Assets Acquisition. An independent financial adviser, Anglo Chinese Corporate Finance, Limited, has been appointed to advise the NWI Independent Board Committee regarding the Infrastructure Assets Acquisition and the Services Assets Acquisition.

A circular containing, among other things, details of the Reorganisation, the recommendation from the NWI Independent Board Committee and the letter of advice from NWI's independent financial adviser, together with the notice convening an extraordinary general meeting of NWI to approve the Reorganisation will be despatched to the NWI Shareholders as soon as practicable.

PPC

As NWI is the controlling shareholder of PPC currently holding 75.00% of the issued ordinary share capital of PPC, the Infrastructure Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition.

As NWS is an approximately 52.35%-owned subsidiary of NWD, which is the controlling shareholder of NWI, and thereby an associate of PPC's controlling shareholder, the Services Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and therefore requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Services Assets Acquisition.

An independent board committee will be formed to consider the Infrastructure Assets Acquisition and the Services Assets Acquisition. An independent financial adviser, Commerzbank AG, Hong Kong Branch, has been appointed to advise the independent board committee regarding the Infrastructure Assets Acquisition and the Services Assets Acquisition.

A circular containing, among other things, details of the Reorganisation, the recommendation from the independent board committee and the letter of advice from PPC's independent financial adviser, together with the notice convening a special general meeting of PPC to approve the Infrastructure Assets Acquisition, the Services Assets Acquisition, the change of name of PPC, the increase in the authorised share capital of PPC and the issuance of the Consideration Shares will be despatched to the PPC Shareholders as soon as practicable.

Common Directors

The following table sets out the individuals who are common directors of NWD, NWI and/or PPC:

NWD	NWI	PPC
Dr. Cheng Kar-Shun, Henry	*Dr. Cheng Kar-Shun, Henry*	*Dr. Cheng Kar-Shun, Henry*
	Mr. Doo Wai-Hoi, William	Mr. Doo Wai-Hoi, William
Mr. Cheng Kar-Shing, Peter	Mr. Cheng Kar-Shing, Peter	
Mr. Leung Chi-Kin, Stewart	Mr. Leung Chi-Kin, Stewart	
Mr. Chan Kam-Ling	Mr. Chan Kam-Ling	
	Mr. Chan Wing-Tak, Douglas	Mr. Chan Wing-Tak, Douglas
	Mr. So Ngok	Mr. So Ngok

9. **SUSPENSION AND RESUMPTION OF TRADING**

At the request of NWD, NWI and PPC, trading in NWD Shares, NWI Shares and PPC Shares respectively, on the Stock Exchange was suspended with effect from 9:36 a.m. on 17 October, 2002 pending the publication of this announcement. Applications have been made by NWD, NWI and PPC for the resumption of trading in NWD Shares, NWI Shares and PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 22 October, 2002.

10. ***DEFINITIONS***

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"American Appraisal"	American Appraisal Hongkong Limited, an independent professional valuer
"associates"	has the meaning ascribed to it under the Listing Rules
"BOC Loan"	the RMB998,700,000 term loan facility, pursuant to an agreement dated 17 September, 1999 (as amended by a supplementary agreement dated 6 December, 1999) between NWCI as borrower and the Bank of China as lender
"Book Value"	the book value of the unaudited consolidated net asset value of Stalagmite Investments Limited (a Sale Company through which NWI holds its effective interest in Wuhan Bridge) as at 30 June, 2002, being approximately HK$751 million
"Bridge Companies"	the CJVs in which NWI holds an indirect interest and which operate three toll bridges in Guangdong and Tianjin in the PRC; and Wuhan Bridge Construction Company Limited, a joint stock company established under the laws of the PRC, in which NWI holds an indirect interest
"Cash Consideration"	approximately HK$8,545 million (subject to adjustment as described in the section headed "Infrastructure Assets Sale Agreement – Adjustment to the Cash Consideration" in this announcement), being the cash amount payable by PPC to NWI upon completion of the Infrastructure Assets Acquisition
"Chesterton"	Chesterton Petty Limited, an independent professional valuer
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"CTFEL"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of NWD
"Compensation Amount"	the amount of cash compensation (net of reasonable expenses) which may be received by PPC as a result of the Wuhan government requiring Wuhan Bridge to cease toll collection from 1 October, 2002 and/or the proceeds, if any, from the sale of the effective interest held by NWI in Wuhan Bridge to the Chinese shareholders or the Wuhan government
"Completion"	completion of the Infrastructure Assets Acquisition and the Services Assets Acquisition
"Consideration Shares"	the NWI Consideration Shares and the NWS Consideration Shares
"Deed of Trust"	the deed of trust and indemnity to be entered into between NWI and PPC on Completion in respect of NWCI's interest in the Tangjin Highway Companies
"Distribution"	the distribution in specie of the PPC Distribution Shares to NWI Shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (subject to rounding down of fractional entitlements)
"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Highway Companies"	the CJVs in which NWI holds an indirect interest and which operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC; and Tate's Cairn Tunnel Company Limited, a company incorporated in Hong Kong with limited liability in which NWI holds an indirect interest which operates the Tate's Cairn Tunnel in Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent NWD Shareholders"	NWD Shareholders other than CTFEL, and its associates
"Independent NWI Shareholders"	NWI Shareholders other than: (i) Mombasa Limited, the controlling shareholder of NWI and a wholly-owned subsidiary of NWD, and its associates; and (ii) Financial Concepts Investment Limited, a shareholder of NWI and a wholly-owned subsidiary of NWS, and its associates
"Independent PPC Shareholders"	PPC Shareholders other than Seashore Development Limited, the controlling shareholder of PPC and a wholly-owned subsidiary of NWI, and its associates
"Infrastructure Assets"	NWI's effective interests (comprising equity and shareholder's loans and advances) in the Operating Companies which operate toll roads, bridges, tunnels, water treatment and power plants in Hong Kong, Macau and the PRC
"Infrastructure Assets Acquisition"	the acquisition of all the Infrastructure Assets by PPC from NWI pursuant to the Infrastructure Assets Sale Agreement
"Infrastructure Assets Acquisition Conditions"	the conditions precedent to the completion of the Infrastructure Assets Acquisition as set out under the section headed "Conditions of the Infrastructure Assets Acquisition" in this announcement
"Infrastructure Assets Sale Agreement"	the conditional sale and purchase agreement between NWI and PPC dated 21 October, 2002 relating to the Infrastructure Assets Acquisition
"Issue Price"	the issue price of HK$0.9327 each in respect of the Consideration Shares
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Lotsgain"	Lotsgain Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of NWI
"Macau"	the Macau Special Administrative Region of the PRC
"NWCI"	New World Infrastructure (China) Investment Limited, a wholly-foreign owned enterprise established by NWI under the laws of the PRC
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"NWD Directors"	the directors of NWD as at the date of this announcement
"NWD Group"	NWD and its subsidiaries
"NWD Shareholders"	the holders of shares in the issued share capital of NWD
"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWI Consideration Shares"	approximately 853 million new PPC Shares to be issued at HK$0.9327 per PPC Share on Completion, as part of the consideration payable by PPC to NWI for the Infrastructure Assets Acquisition
"NWI Directors"	the directors of NWI as at the date of this announcement
"NWI Group"	NWI and its subsidiaries
"NWI Independent Board Committee"	the independent board committee constituted by three independent non-executive directors of NWI for the purpose of considering and advising the NWI Shareholders in connection with the Services Assets Acquisition and the Infrastructure Assets Acquisition
"NWI Notes"	the US$45 million floating rate notes due 2003 issued by NWI on 23 February, 2000
"NWI Shareholders"	the holders of NWI Shares
"NWI Shares"	the shares of HK$1.00 each in the issued share capital of NWI
"NWS"	New World Services Limited, a company incorporated in the Cayman Islands with limited liability and which is approximately 52.35%-owned by NWD
"NWS Consideration Shares"	approximately 11,701 million new PPC Shares to be issued at HK$0.9327 per PPC Share as the consideration payable by PPC to NWS Shareholders for the Services Assets Acquisition
"NWS Group"	NWS, its subsidiaries and its interests in associated companies
"NWS Shareholders"	the holders of NWS Shares
"NWS Shares"	the shares of HK$0.10 each in the issued share capital of NWS
"Operating Companies"	the Highway Companies, the Bridge Companies, the Power Companies, the Water Companies and the Tangjin Highway Companies
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"PPC Board"	the board of directors of PPC
"PPC Distribution Shares"	being approximately 5,592 million PPC Shares comprising the 1,544,976,000 existing PPC Shares held by NWI, approximately 853 million NWI Consideration Shares and the 3,193,654,306 PPC Shares to be issued and allotted upon conversion in full of the Preference Shares
"PPC Group"	PPC and its subsidiaries
"PPC Shareholders"	the holders of PPC Shares
"PPC Shares"	the ordinary shares of HK$0.10 each in the issued share capital of PPC
"Ports Business"	the investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts in the PRC
"Power Companies"	the CJVs and EJVs in which NWI holds an indirect interest and which operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau
"PRC"	the People's Republic of China which, for the purposes of this announcement, shall exclude Taiwan, Hong Kong and Macau
"Preference Shares"	3,193,654,306 4% cumulative convertible redeemable preference shares of HK$0.10 each in the issued share capital of PPC held by Seashore Development Limited, representing approximately 155.03% of the issued ordinary share capital of PPC as at the date of this announcement, which can be converted into 3,193,654,306 PPC Shares at the option of Seashore Development Limited, a wholly-owned subsidiary of NWI. A summary of the terms of the Preference Shares is contained in a joint announcement issued by NWI and PPC dated 23 December, 1999
"Record Date"	9 January, 2003 (or such other date as the board of directors of NWI or a committee thereof may decide), being the date by reference to which entitlements of NWI Shareholders to the PPC Distribution Shares under the Distribution are to be determined
"Reorganisation"	the Infrastructure Assets Acquisition, the Services Assets Acquisition and the Distribution
"Sale Companies"	a total of 42 companies incorporated in the British Virgin Islands through which NWI holds its effective interest in the Infrastructure Assets
"Sale Group Companies"	*the Sale Companies and their respective subsidiaries and joint ventures*
"Sallmanns"	Sallmanns (Far East) Limited, an independent professional valuer
"Services Assets"	the businesses of the NWS Group prior to Completion which comprise facilities, contracting, transport, financial and environmental services
"Services Assets Acquisition"	the acquisition of the entire issued share capital of NWS by PPC from the NWS Shareholders pursuant to the Services Assets Sale Agreement
"Services Assets Acquisition Conditions"	the conditions precedent to the completion of the Services Assets Acquisition as set out under the section headed "Conditions of the Services Assets Acquisition" in this announcement
"Services Assets Sale Agreement"	the conditional sale and purchase agreement between NWD, PPC and NWS Shareholders dated 21 October, 2002 relating to the Services Assets Acquisition
"Shareholder's Loans"	the shareholder's loans owing from the Sale Group Companies to Lotsgain, which as at 30 September, 2002, amounted to approximately HK$6,020 million
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under section 2 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Tangjin Highway Companies"	the 14 CJVs 60%-owned by NWCI which operate the Tangjin Expressway (Tianjin North section) in Tianjin in the PRC
"Tangjin Loans"	the shareholder's loans owing from the Tangjin Highway Companies to NWCI, which as at 30 September, 2002, amounted to approximately HK$840 million
"TMT Assets"	the telecommunications, media and technology businesses owned by NWI
"Water Companies"	the companies in which NWI holds an indirect interest and which principally operate one water treatment plant in Macau and 15 water treatment plants and a water treatment equipment manufacturing plant in the PRC
"Wuhan Bridge"	Yangtze River Bridge No. 2, a bridge in Wuhan held by Wuhan Bridge Construction Company Limited, one of the Bridge Companies, which forms part of the Infrastructure Assets and which has ceased toll collection as requested by the Wuhan government with effect from 1 October, 2002

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 21 October, 2002